UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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McDonald's Corporation
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McDonald's Corporation

Notice of
2008 Annual Shareholders' Meeting
and Proxy Statement

Contents

DEAR FELLOW SHAREHOLDERS:

We are pleased to invite you to McDonald's 2008 Annual Shareholders' Meeting. During the meeting, we will report on McDonald's performance during the past year and our plans for the future. We will ask you to vote for the election of the Director nominees and to approve the appointment of the Company's independent auditors for 2008. We will also have time at the meeting to hear from you, our shareholders, and we look forward to that discussion.

In addition to our continuing Directors nominated for election this year, we are pleased to introduce two new nominees for shareholder election to the Board, Ralph Alvarez and Susan Arnold. Ralph is McDonald's President and Chief Operating Officer and Susan is President – Global Business Units of The Procter & Gamble Company. These candidates continue our practice of welcoming to the Board a diversity of experience, thought and opinion, and we look forward to their contributions as Directors.

On behalf of the Board, I want to acknowledge Director Edward Brennan, who served this Board of Directors with distinction until his death at the end of last year. We miss his leadership, counsel and friendship.

Director Hall "Cap" Adams will retire at the 2008 Annual Meeting after 15 years of service on the Board. We appreciate the valuable contributions Cap has made to the Board and to McDonald's over the years. We thank Cap for his dedicated service and wish him all the best for many happy and healthy years of retirement.

Your vote is important. Whether or not you plan to attend the meeting, we encourage you to consider the matters presented in the Proxy Statement and vote as soon as possible.

Cordially,

Andrew J. McKenna
Chairman

April 9, 2008

NOTICE OF 2008 ANNUAL SHAREHOLDERS' MEETING:

To McDonald's Corporation Shareholders:

McDonald's Corporation will hold its 2008 Annual Shareholders' Meeting on Thursday, May 22, 2008, at 9:00 a.m. Central Time, in the Prairie Ballroom at The Lodge at McDonald's Office Campus, Oak Brook, Illinois. The registration desk will open at 7:30 a.m. At the meeting, shareholders will be asked to:

1. Elect six Directors;

2. Approve the appointment of an independent registered public accounting firm to serve as independent auditors for 2008; and

3. Transact other business properly presented at the meeting.

Your Board of Directors recommends that you vote FOR all nominees for Director and FOR the approval of the independent auditors. Your vote is important.

If you are unable to attend the meeting in person, you may watch a live webcast by going to www.investor.mcdonalds.com and selecting the appropriate link under "Webcasts." A replay of the Annual Shareholders' Meeting will be available for a limited time.

Please consider the issues presented in this Proxy Statement and vote your shares as promptly as possible.

Thank you.

By order of the Board of Directors,

Gloria Santona
Secretary

Oak Brook, Illinois
April 9, 2008

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Corporate governance

Corporate governance practices remain an important focus for all public companies, including McDonald's. Although our Proxy Statement responds to the requirements of the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) in this area, we believe that good governance is more than a collection of regulations. It is the intersection of the relationships among our Board of Directors, our management and our shareholders and is informed by the values that have been the foundation of our business for more than 50 years—integrity, fairness, diligence and ethical behavior.

We believe good governance starts with a Board whose independence ensures candid and constructive engagement with management about all aspects of our business. Our Director nomination process seeks persons with the initiative, time, skills and experience to be effective contributors, particularly in light of the Company's challenges.

Our governance processes address matters relating to Board operations that are fundamental to shareholder interests. For example, the Company has a majority voting standard for uncontested Director elections. In addition, Directors must also limit outside activities and abide by a specific code of conduct so that we can be confident about their commitment. To underscore their alignment with shareholders, Directors receive stock-equivalent compensation and must own a specified value of McDonald's common stock. Since early 2004, our Board has been led by an independent Chairman, Andrew McKenna. He and our other independent Directors meet regularly without management present to evaluate the Company's results, plans and challenges, as well as management's performance and the strength and development of our leadership bench. In 2007, the full Board met nine times. Our independent Directors also met in executive session six times. Directors are expected to attend the Company's Annual Shareholders' Meeting, and all or substantially all Board meetings and meetings of the Committees of the Board on which they serve. In 2007, all of the Directors attended the Annual Shareholders' Meeting.

Board oversight is also effected through six standing committees. They are the Audit, Compensation, Governance, Corporate Responsibility, Finance and Executive Committees. Each of them operates under a written charter to promote clarity in their responsibilities and accountability among their members. These Committees work in a coordinated way to address recurring matters and respond to unanticipated events. The Committees are discussed in greater detail beginning on page 4 of this Proxy Statement.

McDonald's is proud of its governance structure, but mindful that governance is a journey, not a destination. We welcome shareholder communications about our practices, which can be sent to the Company as described on page 7 of this Proxy Statement. Good governance is critical to fulfilling our obligations to shareholders. We are committed to continuously improving our governance practices to promote an effective collaboration of management and our Board that yields value for our shareholders.

Director independence

Our Corporate Governance Principles require that all Directors except the Chief Executive Officer and the President be independent. The Board is responsible for determining the independence of our Directors, and the Board has adopted Standards on Director Independence for this purpose. The Board considers relationships involving Directors and their immediate family members that may implicate any of these Standards or other applicable law or the listing standards of the NYSE and relies on information derived from Company records, questionnaires completed by Directors and inquiries of other relevant parties.

The relationships reviewed by the Board as part of its most recent independence determinations consisted of commercial relationships with companies:

> at which Board members or the new Director nominee then served as officers (including Mattel, Inc. and Inter-Con Security Systems, Inc.);

> in which Board members, the new Director nominee or their immediate family members then held an aggregate 10% or more direct or indirect interest (including Schwarz Supply Source (formerly known as Schwarz Paper Company) and Inter-Con Security Systems, Inc.); and

> at which Board members or the new Director nominee then served as outside Directors (including Aon Corporation, Bank of America Corporation, Hewitt Associates, Inc., Jones Lang LaSalle Incorporated, The Walt Disney Company and Wells Fargo & Company).

The relationships with the companies noted above involved McDonald's purchase of products and services in the ordinary course of business that were made on arm's-length terms in amounts and under other circumstances that did not affect the relevant Directors' independence under the Board's Standards on Director Independence or under applicable law and listing standards.

The Board also reviewed donations made by the Company to not-for-profit organizations, including educational institutions, with which Board members or their immediate family members were affiliated by membership or service as directors or trustees.

Based on its review of the above relationships, the Board determined that none of its non-management Directors has a material relationship with the Company and that all of them are independent within the meaning of the Board's Standards on Director Independence, as well as applicable law and listing standards. Currently, our non-management Directors are Hall Adams, Jr., Robert A. Eckert, Enrique Hernandez, Jr., Jeanne P. Jackson, Richard H. Lenny, Walter E. Massey, Andrew J. McKenna, Cary D. McMillan, Sheila A. Penrose, John W. Rogers, Jr. and Roger W. Stone. Director Edward A. Brennan, who served with distinction on our Board since 2002, passed away in December 2007. Director Brennan was independent during his 2007 tenure on our Board. In addition, the Board has determined that Susan E. Arnold, if elected, will be independent. Ms. Arnold is a nominee for election at this Annual Shareholders' Meeting.

Board Committees

Our Corporate Governance Principles provide for six standing committees: Audit, Compensation, Governance, Corporate Responsibility, Finance and Executive. Charters for each of the committees are available on the Company's website at www.governance.mcdonalds.com.

The **Audit Committee** oversees financial reporting matters and is critical in setting the right "tone at the top" for accounting, control and compliance matters. The Audit Committee appoints the Company's independent auditors and evaluates their independence and performance. The Audit Committee reviews with the internal auditors and the independent auditors the overall scope and results of their respective audits, the internal accounting and financial controls, and the steps management has taken to monitor and control the Company's major risk exposures. The Audit Committee also reviews the Company's material financial disclosures and pre-approves all audit and permitted non-audit services. In addition, the Audit Committee annually reviews the adequacy and appropriateness of the Company's compliance programs, including the Company's disclosure controls and procedures, and receives regular reports about ethics and compliance programs. The Committee also reviews related person transactions and makes recommendations to the Board about those matters. Members of the Committee are Directors Hernandez (Chairperson), Adams, Massey, McMillan, Penrose and Stone. All members of the Audit Committee are independent within the meaning of the listing standards of the NYSE. The Board determined that Directors Hernandez, McMillan and Stone qualify as "audit committee financial experts" and that each member of the Audit Committee is financially literate, all within the meaning of applicable rules of the SEC and the listing standards of the NYSE. In 2007, the Audit Committee met nine times, including meetings to review the Company's annual and quarterly financial reports prior to filing with the SEC.

The Audit Committee Report, a discussion of the Policy for Pre-Approval of Audit and Permitted Non-Audit Services and a summary of Auditor Fees and Services can be found on pages 39 and 40 of this Proxy Statement.

The **Compensation Committee** has special oversight for the detailed disclosure requirements regarding executive compensation. The Compensation Committee also evaluates the performance of the Company's Chief Executive Officer and approves his compensation in consultation with the other non-management Directors. Based on recommendations from management, the Committee also reviews and approves senior management's compensation and approves compensation guidelines for all other officers of the Company. The Committee administers the Company's incentive and equity compensation plans and, in consultation with senior management, reviews and approves compensation policies. Members of the Committee are Directors Eckert (Chairperson), Jackson, Lenny and Rogers. Until his death in December 2007, Director Brennan was Chairperson of the Compensation Committee. All members of the Compensation Committee are independent within the meaning of the listing standards of the NYSE and are also "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code and "non-employee" directors within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934. In 2007, the Compensation Committee met seven times.

The Compensation Committee Report can be found on page 11 of this Proxy Statement and additional information about the Committee's processes and procedures for the consideration and determination of executive compensation can be found in the Compensation Discussion and Analysis, also beginning on page 11 of this Proxy Statement.

The **Governance Committee** monitors our Board structure and operations. As part of its functions, the Governance Committee sets criteria for Board membership; searches for and screens candidates to fill Board vacancies; recommends appropriate candidates for election each year and, in this regard, evaluates individual Director performance; assesses overall Board performance; considers Board composition and size; recommends to the Board the compensation paid to non-management Directors and evaluates the Company's corporate governance process. The Committee also considers and makes recommendations to the Board regarding shareholder proposals for inclusion in the Company's annual proxy statement. In addition, under our majority voting standard for uncontested Director elections, if an incumbent Director fails to be elected, the Governance Committee is responsible for making a recommendation to the Board about whether to accept the Director's resignation. Members of the Committee are Directors McKenna (Chairperson), Eckert, Hernandez and Stone. Director Brennan served on the Governance Committee until his death in December 2007. All members of the Governance Committee are independent within the meaning of the listing standards of the NYSE. In 2007, the Governance Committee met six times.

The **Corporate Responsibility Committee** acts in an advisory capacity to the Company's management with respect to policies and strategies that affect the Company's role as a socially responsible organization, including issues pertaining to health and safety, the environment, employee opportunities, diversity, consumers and the communities in which the Company does business. These issues are important to our customers and to the McDonald's System, which includes franchisees and suppliers as well as the Company, its subsidiaries, joint ventures and developmental licensees, and we acknowledge the benefits of dialogue about these issues. Members of the Committee are Directors Massey (Chairperson), Adams, Penrose and Rogers. In 2007, the Corporate Responsibility Committee met three times.

The **Finance Committee** ensures that McDonald's significant financial policies and plans, such as its dividend policy and share repurchase program are considered in appropriate detail in light of the Company's overall strategy and performance. The Finance Committee has principal oversight responsibility with respect to certain material financial matters that are outside the purview of the Audit Committee, including the Company's treasury activities as well as acquisitions and divestitures that are significant to the Company's business. This Committee annually reviews the Company's worldwide insurance program, banking and trading arrangements, and policies with respect to dividends and share repurchase. Members of the Committee are Directors Jackson (Chairperson), Lenny, McKenna, McMillan and Stone. In 2007, the Finance Committee met three times.

The **Executive Committee** may exercise most Board powers during the periods between Board meetings. Members of this Committee are Directors Skinner (Chairperson), Eckert, Hernandez and McKenna. In 2007, the Executive Committee met once. Director Brennan served on the Executive Committee until his death in December 2007.

Director compensation

Under McDonald's Corporate Governance Principles, the Governance Committee recommends to the Board the form and amount of compensation for non-management Directors. Only non-management Directors are paid for their service on the Board.

The following table summarizes the compensation received by the non-management Directors in 2007:

Name (a)	Fees earned or paid in cash ($)(2)(3) (b)	Stock Awards ($)(4)(5) (c)	Option Awards ($)(6)(7) (d)	Total ($) (h)
Hall Adams, Jr.	$ 126,000	$ 90,000	$ 11,722	$ 227,722
Edward A. Brennan (1)	140,804	89,014	11,722	241,540
Robert A. Eckert	125,500	90,000	12,944	228,444
Enrique Hernandez, Jr.	150,000	90,000	11,722	251,722
Jeanne P. Jackson	131,500	90,000	11,722	233,222
Richard H. Lenny	123,000	90,000	—	213,000
Walter E. Massey	134,000	90,000	11,722	235,722
Andrew J. McKenna (8)	143,000	878,421	11,722	1,033,143
Cary D. McMillan	120,500	90,000	12,944	223,444
Sheila A. Penrose	126,000	90,000	—	216,000
John W. Rogers, Jr.	123,000	90,000	12,944	225,944
Roger W. Stone	138,000	90,000	11,722	239,722

(1) All amounts reported for Director Brennan are as of the date of his death on December 27, 2007.

(2) Non-management Directors who served throughout 2007 earned: an annual retainer of $90,000 (except that Director Brennan received a prorated retainer of $89,022); a $2,000 fee for each Board meeting attended; a $1,500 fee for each Committee meeting attended; and a $2,000 fee for each executive session not held in conjunction with a Board meeting. In addition, in 2007, the Chairperson of each of the Audit, Compensation and Governance Committees (Directors Hernandez, Brennan and McKenna, respectively) received an annual retainer fee of $20,000 (except that Director Brennan received a prorated retainer of $19,783). The Chairperson of each of the Corporate Responsibility and Finance Committees (Directors Massey and Jackson, respectively) received an annual retainer fee of $10,000 for service in these capacities.

The Company reimburses non-management Directors for expenses incurred in connection with attending Board, Committee and shareholder meetings, as well as attending McDonald's business meetings at management's invitation. On limited occasions, the Company may determine that it is appropriate for non-management Directors to be accompanied by their spouses in connection with these meetings and/or at other events related to their service on the Board. In these circumstances, the Company also reimburses the spouses' travel expenses. In addition, in accordance with our Corporate Governance Principles, the Company reimburses reasonable expenses related to continuing education for our Directors.

(3) Non-management Directors may elect to defer all or a portion of their retainer and/or fees in the form of common stock equivalent units under the Company's Directors' Deferred Compensation Plan. Such deferrals, as well as the common stock equivalent units described in note 4 below, are credited to an account that is periodically adjusted to reflect the gains, losses and dividends associated with a notional investment in McDonald's common stock. The number of common stock equivalent units credited to a non-management Director's account is based on a per-share price equal to the closing price of McDonald's stock on the NYSE on the date the credit is made. Amounts credited to the non-management Directors' accounts are paid in cash, in a single lump sum after the non-management Director retires from the Board or dies. If the non-management Director has made a valid prior written election in accordance with the terms of the plan, all or a portion of the amount in the non-management Director's account may be paid in equal annual installments over a period of up to 15 years beginning after retirement from the Board.

(4) Represents the expense to the Company in 2007, as reported in our financial statements pursuant to Statement of Financial Accounting Standards No. 123 (revised 2004), (FAS 123R), of (i) common stock equivalent units granted under the Directors' Deferred Compensation Plan on December 31, 2007 to each non-management Director who was serving at the end of the year and to Director Brennan's beneficiary for service through December 27, 2007; and (ii) in the case of Director McKenna, restricted stock units, including a special grant of 17,000 restricted stock units on May 23, 2007, awarded in recognition of Director McKenna's service as non-executive Chairman of the Board, as described in note 8 on the next page.

(5) The aggregate number of outstanding stock awards held by each of the non-management Directors as of December 31, 2007 is set forth in the table below. Stock awards include common stock equivalent units under the Directors' Deferred Compensation Plan and, in the case of Director McKenna, both common stock equivalent units and restricted stock units:

Name	Aggregate number of outstanding stock awards as of December 31, 2007 (December 27, 2007 for Director Brennan)
Hall Adams, Jr.	14,840
Edward A. Brennan	26,649
Robert A. Eckert	18,576
Enrique Hernandez, Jr.	40,940
Jeanne P. Jackson	29,044
Richard H. Lenny	9,033
Walter E. Massey	17,905
Andrew J. McKenna	121,294
Cary D. McMillan	16,479
Sheila A. Penrose	4,140
John W. Rogers, Jr.	18,041
Roger W. Stone	76,126

(6) Represents the expense to the Company in 2007 under FAS 123R, as reported in our financial statements, of stock options granted in prior years. The Company has not granted any stock options to non-management Directors since May 20, 2004.

(7) The aggregate number of outstanding stock options held by each of the non-management Directors as of December 31, 2007 is set forth in the table below:

Name	Aggregate number of outstanding stock options as of December 31, 2007 (December 27, 2007 for Director Brennan)
Hall Adams, Jr.	26,000
Edward A. Brennan	20,000
Robert A. Eckert	15,000
Enrique Hernandez, Jr.	26,000
Jeanne P. Jackson	24,000
Richard H. Lenny	—
Walter E. Massey	1,666
Andrew J. McKenna	10,998
Cary D. McMillan	15,000
Sheila A. Penrose	—
John W. Rogers, Jr.	15,000
Roger W. Stone	23,666

(8) The amount reported in the "Stock Awards" column for Director McKenna represents the sum of (i) the $90,000 credit to his account under the Directors' Deferred Compensation Plan on December 31, 2007; and (ii) the 2007 expense to the Company under FAS 123R of the special awards of 10,000 restricted stock units granted on May 10, 2005, 15,000 restricted stock units granted on May 25, 2006 and 17,000 restricted stock units granted on May 23, 2007, in recognition of his service as non-executive Chairman of the Board. These restricted stock units will vest on the later of one year from the date of grant or Director McKenna's retirement date. The 2007 expense under FAS 123R of Director McKenna's restricted stock units was $788,421.

Board and Committee evaluations

In accordance with our Corporate Governance Principles, the Governance Committee conducts an annual evaluation of the performance of the Board of Directors. Individual Directors are evaluated periodically, but no less often than each time they are slated for re-election. In addition, each of the Audit, Compensation and Governance Committees annually conducts self-evaluations and each of the Corporate Responsibility and Finance Committees conducts such evaluations at least every two years. Results of these evaluations are discussed at committee meetings and with the full Board.

Code of Conduct for the Board of Directors

Each year, Directors confirm that they have read the Code of Conduct for the Board of Directors and will comply with its standards.

Director selection process

The Company has a policy with regard to the consideration of Director candidates. Under the policy, the Governance Committee establishes criteria for Director nominees, screens candidates and recommends Director nominees who are approved by the full Board.

The Governance Committee considers candidates suggested by its members, other Directors, senior management and shareholders in anticipation of upcoming elections and actual or expected Board vacancies. The Committee may, at the Company's expense, retain search firms, consultants and other advisors to identify, screen and/or evaluate candidates.

All candidates, including those recommended by shareholders, are evaluated on the same basis in light of their credentials and the needs of the Board and the Company. Of particular importance are the candidate's integrity and judgment, professional achievements and experience relevant to the Company's business and strategic challenges, his or her potential contribution to the diversity and culture of the Board, and ability and willingness to devote sufficient time to Board duties. Candidates also are evaluated in light of Board policies, such as those relating to Director independence and service on other boards. Candidates with appropriate qualifications are interviewed in person, typically by the Chairman, the Chief Executive Officer, a majority of the members of the Governance Committee and other available Directors.

The Governance Committee also evaluates sitting Directors whose terms are nearing expiration and who are being considered for renomination in light of the above considerations and their past contributions to the Board. Shareholders who wish to nominate Director candidates should follow the procedures described in the section on Consideration of Director nominations, which can be found on page 7 of this Proxy Statement.

COMMUNICATIONS

Shareholder communications with the Board of Directors and non-management Directors

Interested persons wishing to communicate directly with the Board or the non-management Directors, individually or as a group, may do so by sending written communications addressed to them at McDonald's Corporation, P.O. Box 4953, Oak Brook, IL 60522-4953. Under the Board's policy for shareholder communications addressed to the Board, the Company's Secretary collects mail from the Directors' post office box, forwards correspondence directed to an individual Director to that Director, and screens correspondence directed to multiple Directors or the full Board in order to forward it to the most appropriate Committee Chairperson, the Chairman or the full Board. Communications to the Board, the non-management Directors or to any individual Director that relate to the Company's accounting, internal accounting controls or auditing matters are referred to the Chairperson of the Audit Committee.

Consideration of Director nominations

Shareholders can suggest Director candidates for consideration by writing to the Governance Committee, c/o The Secretary, McDonald's Corporation, McDonald's Plaza, Oak Brook, IL 60523-1928. Shareholders should provide the candidate's name, biographical data, qualifications and the candidate's written consent to being named as a nominee in the Company's Proxy Statement and to serve as a Director, if elected. To be eligible to be a nominee for election as a Director, the shareholder must also deliver statements to the Secretary indicating whether the candidate: (a) will deliver a resignation effective upon failure to receive the required vote for election after a re-election; (b) is a party to any voting commitment that could limit the nominee's ability to carry out his/her fiduciary duties; (c) intends to refrain from entering into voting commitments; (d) is a party to any arrangements for compensation, reimbursement or indemnification in connection with service as a Director, or intends to enter into any such arrangement; and (e) intends to comply with the Company's publicly disclosed policies and guidelines.

The provisions relating to submission of Director nominations are included in the Company's By-Laws, which are available on the Company's website at www.governance.mcdonalds.com.

For Director nominations to be properly brought before an annual meeting by a shareholder, timely notice must be given by the shareholder to the Company's Secretary. To be timely, the notice must be delivered to the Secretary at the above address not less than 90 days nor more than 120 days before the one-year anniversary of the preceding year's annual meeting. With respect to the 2009 Annual Shareholders' Meeting, notice will be timely if it is delivered between January 22, 2009 and February 21, 2009.

Shareholder proposals for inclusion in next year's Proxy Statement

To be considered for inclusion in next year's Proxy Statement, shareholder proposals must be received by the Company's Secretary no later than December 10, 2008. These proposals should be sent to the Secretary by fax at 1-630-623-0497 or by mail to The Secretary, McDonald's Corporation, McDonald's Plaza, Oak Brook, IL 60523-1928. This notice requirement is separate from and in addition to the SEC's requirements that a shareholder must meet in order to have a shareholder proposal included in the Company's Proxy Statement.

Other shareholder proposals for presentation at the 2009 Annual Shareholders' Meeting

For any proposal that is not submitted for inclusion in next year's Proxy Statement, but is instead sought to be presented directly from the floor of the 2009 Annual Shareholders' Meeting, the Company's By-Laws require that timely notice must be given to the Company's Secretary. To be timely, the notice must be delivered to the Secretary at the above address between January 22, 2009 and February 21, 2009. The By-Laws also provide that the proposal, as determined by the Chairman of the meeting, must be a proper subject for shareholder action under Delaware corporation law.

PROPOSALS TO BE VOTED ON

Proposal No. 1. Election of Directors

The Board is divided into three classes, each having three-year terms that expire in successive years.

Nominees

The nominees for Director are: Ralph Alvarez, Susan E. Arnold, Richard H. Lenny, Cary D. McMillan, Sheila A. Penrose and James A. Skinner.

Five of the nominees are standing for election as Directors at the 2008 Annual Shareholders' Meeting to hold office for three-year terms expiring in 2011. One nominee, Ralph Alvarez, is standing for election as Director to hold office for a two-year term expiring in 2010.

Your shares will be voted according to your instructions. If you return your signed proxy card but do not provide voting instructions, your shares will be voted FOR the election of the six nominees named above. To be elected to the Board,


Adams


Alvarez Nominee


Arnold Nominee


Eckert


Hernandez


Jackson


Lenny Nominee


Massey


McKenna


McMillan Nominee


Penrose Nominee


Rogers


Skinner Nominee


Stone

the nominee for Director must receive more votes "for" than "against." Abstentions will have no effect on the outcome of an election. If a nominee who is a continuing Director is not re-elected, he or she will remain in office until a successor is elected or until his or her earlier resignation or removal. Each of the nominees who is a continuing Director has agreed to tender an irrevocable resignation that will be effective (i) if the nominee is not re-elected at the Annual Shareholders' Meeting and (ii) if the Board accepts such resignation following the meeting. The nominee who is not a continuing Director has agreed to promptly tender an irrevocable resignation effective upon her failure to receive the required vote for re-election at the next meeting at which she would face re-election and upon acceptance of such resignation by the Board. The Governance Committee will act on an expedited basis to determine whether or not to accept the nominee's resignation and will submit such recommendation for prompt consideration by the Board. The Governance Committee and the Board may consider any factors they deem appropriate and relevant in deciding whether or not to accept a nominee's resignation.

The Board of Directors expects all six nominees named above to be available for election. If any of them should become unavailable to serve as a Director for any reason prior to the Annual Shareholders' Meeting, the Board may substitute another person as a nominee. In that case, your shares will be voted for that other person.

Biographical information for the Directors continuing in office and for the six nominees follows.

The Board of Directors recommends that shareholders vote FOR all six nominees.

Biographical information

Hall Adams, Jr. Mr. Adams was the Chief Executive Officer of Leo Burnett & Co., Inc., an advertising firm, from 1987 until his retirement in 1992. Mr. Adams, 74, has served as a Director of McDonald's since 1993 and is retiring as a Director at the 2008 Annual Shareholders' Meeting.

Ralph Alvarez Nominee. Mr. Alvarez is President and Chief Operating Officer, a position to which he was elected in August 2006, and also has served as a Director since January 2008. He served as President of McDonald's North America from January 2005 to August 2006 and as President, McDonald's USA from July 2004 to January 2005. From January 2003 to July 2004, Mr. Alvarez served as Chief Operations Officer for McDonald's USA. Mr. Alvarez, 52, was first employed by the Company in 1994 and is a nominee for the class of 2010. Mr. Alvarez also serves on the board of KeyCorp.

Susan E. Arnold Nominee. Ms. Arnold is the President–Global Business Units of The Procter & Gamble Company, a manufacturer and marketer of consumer goods, a post she has held since 2007. Prior to that time she served as Vice Chair of P&G Beauty and Health since 2006, Vice Chair of P&G Beauty since 2004 and President–Personal Beauty and Global Feminine Care since 2002. She is a director of The Walt Disney Company. Ms. Arnold was identified as a Director candidate by a non-management Director of the Company. Ms. Arnold, 54, is a nominee for the class of 2011.

Robert A. Eckert Mr. Eckert is Chairman of the Board and Chief Executive Officer of Mattel, Inc., a designer, manufacturer and marketer of family products, a post he has held since May 2000. Mr. Eckert, 53, joined the Board in 2003 and is a member of the class of 2009.

Enrique Hernandez, Jr. Mr. Hernandez has been Chairman and Chief Executive Officer of Inter-Con Security Systems, Inc., a provider of high-end security and facility support services to government, utilities and industrial customers, since 1986. He joined the Board in 1996 and is a member of the class of 2009. Mr. Hernandez, 52, also serves as the Chairman of the Board of Nordstrom, Inc. and as a director of Wells Fargo & Company.

Jeanne P. Jackson Ms. Jackson is the General Partner of MSP Capital, a consulting and investment firm she founded in 2003. Ms. Jackson was Chief Executive Officer of Walmart. com from March 2000 to January 2002. Ms. Jackson, 56, joined McDonald's Board in 1999 and is a member of the class of 2009. She also serves on the boards of NIKE, Inc. and Nordstrom, Inc.

Richard H. Lenny Nominee. Mr. Lenny was Chairman, President and Chief Executive Officer of The Hershey Company, a manufacturer, distributor and marketer of chocolate and non-chocolate candy, snacks and candy-related grocery products, from January 2002 until his retirement in December 2007. Mr. Lenny, 56, joined McDonald's Board in 2005 and is a nominee for the class of 2011.

Walter E. Massey Dr. Massey retired as President of Morehouse College in June 2007, a post to which he was named in 1995. He also serves as a director of Bank of America Corporation, BP p.l.c. and Delta Air Lines, Inc. Dr. Massey, 70, joined McDonald's Board in 1998 and is a member of the class of 2010.

Andrew J. McKenna Mr. McKenna has been the non-executive Chairman of the Board since 2004 and is also the Chairman of Schwarz Supply Source (formerly known as Schwarz Paper Company), a printer, converter, producer and distributor of packaging and promotional materials. Mr. McKenna, 78, joined McDonald's Board in 1991 and is a member of the class of 2009. He is also a director of Aon Corporation and Skyline Corporation.

Cary D. McMillan Nominee. Mr. McMillan has been Chief Executive Officer of True Partners Consulting, LLC, a professional services firm providing tax and other financial services, since December 2005. From October 2001 to May 2004, he was the Chief Executive Officer of Sara Lee Branded Apparel, and Executive Vice President, from January 2000 to May 2004, of Sara Lee Corporation, a branded consumer packaged goods company. Mr. McMillan, 50, joined McDonald's Board in 2003 and is a nominee for the class of 2011. He also serves as a director of American Eagle Outfitters, Inc. and Hewitt Associates, Inc.

Sheila A. Penrose Nominee. Ms. Penrose is the non-executive Chairman of the Board of Jones Lang LaSalle Incorporated, a real estate services and money management firm, since her election to that post in January 2005. She has served on Jones Lang LaSalle's Board since 2002. From October 2000 to December 2007, Ms. Penrose was the President of the Penrose Group, a provider of strategic advisory services on financial and organizational strategies. Ms. Penrose, 62, joined McDonald's Board in 2006 and is a nominee for the class of 2011.

John W. Rogers, Jr. Mr. Rogers is the Chairman and Chief Executive Officer of Ariel Capital Management, LLC, a privately held institutional money management firm that he founded in 1983. Mr. Rogers, 50, joined the McDonald's Board in 2003 and is a member of the class of 2010. Mr. Rogers also serves as a director of Aon Corporation and Exelon Corporation, and as a trustee of Ariel Investment Trust.

James A. Skinner Nominee. Mr. Skinner is Vice Chairman and Chief Executive Officer, a post to which he was elected in November 2004, and also has served as a Director since that date. He served as Vice Chairman from January 2003 to November 2004. Mr. Skinner, 63, has been with the Company for 36 years and is a nominee for the class of 2011. He also serves as a director of Illinois Tool Works Inc. and Walgreen Co.

Roger W. Stone Mr. Stone has been Chairman and Chief Executive Officer of KapStone Paper and Packaging Corporation, formerly Stone Arcade Acquisition Corporation, since April 2005. Mr. Stone was manager of Stone-Kaplan Investments, LLC from July 2004 to January 2007. He was Chairman and Chief Executive Officer of Box USA Group, Inc., a corrugated box manufacturer, from 2000 to 2004. Mr. Stone has also been the Non-Executive Chairman and Director of Stone Tan China Acquisition Corp. since January 2007. Mr. Stone, 73, joined McDonald's Board in 1989 and is a member of the class of 2010.

Proposal No. 2. Approval of the appointment of an independent registered public accounting firm to serve as independent auditors for 2008

The Audit Committee is responsible for the appointment of the independent auditors engaged by the Company. The Audit Committee has appointed Ernst & Young LLP as independent auditors for 2008. The Board is asking shareholders to approve this appointment. Ernst & Young LLP audited the Company's financial statements and internal control over financial reporting for 2007. A representative of that firm will be present at the Annual Shareholders' Meeting and will have an opportunity to make a statement and answer questions.

See page 40 of this Proxy Statement for additional information regarding the independent auditors, including a description of the Audit Committee's Policy for Pre-Approval of Audit and Permitted Non-Audit Services and a summary of Auditor Fees and Services.

The Board of Directors recommends that shareholders vote FOR the appointment of Ernst & Young LLP, an independent registered public accounting firm, to serve as independent auditors for 2008.

STOCK OWNERSHIP

Stock ownership guidelines

The Company imposes minimum stock ownership guidelines for Directors and senior officers. These guidelines are available on the Company's website at www.governance.mcdonalds.com.

Security ownership of certain beneficial owners

The following table shows all beneficial owners of more than five percent of the Company's common stock outstanding as of December 31, 2007:

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class (2)
Marsico Capital Management, LLC (1) 1200 17th Street, Suite 1600 Denver, CO 80202	66,007,689 common shares	5.6%

(1) Reflects shares beneficially owned by Marsico Capital Management, LLC as of December 31, 2007, according to a statement on Schedule 13G filed with the SEC, which indicates that the company, an investment adviser, has sole voting power with respect to 55,988,277 shares and sole dispositive power with respect to 66,007,689 shares. The company holds shared voting power with respect to none of the shares. The Schedule 13G certifies that the securities were acquired in the ordinary course and not with the purpose or with the effect of changing or influencing the control of McDonald's.

(2) Based on the number of outstanding shares of common stock on December 31, 2007.

Security ownership of management

The following table shows the ownership of the common stock and common stock equivalent units for the named individuals and the group as of March 1, 2008. Directors, the new Director nominee and executive officers as a group owned (directly, indirectly and through benefit plans) less than 1.0% of the Company's common stock:

Name	Common stock (1)(2)(3)(4)	Stock equivalents (5)	Total
Hall Adams, Jr.	30,000	14,840	44,840
Ralph Alvarez	331,210	40,838	372,048
Susan E. Arnold	—	—	—
Robert A. Eckert	25,000	18,576	43,576
Timothy J. Fenton	208,897	9,487	218,384
Denis Hennequin	284,721	2,963	287,684
Enrique Hernandez, Jr.	37,108	40,940	78,048
Jeanne P. Jackson	26,250	29,044	55,294
Richard H. Lenny	2,000	9,033	11,033
Walter E. Massey	6,476	17,905	24,381
Andrew J. McKenna	53,519	69,294	122,813
Cary D. McMillan	28,000	16,479	44,479
Matthew H. Paull (6)	234,143	—	234,143
Sheila A. Penrose	3,000	4,140	7,140
John W. Rogers, Jr.	92,100	18,041	110,141
James A. Skinner	1,260,740	35,695	1,296,435
Roger W. Stone	41,666	76,126	117,792
Directors and executive officers as a group (the Group)(25 persons)	3,937,841	461,503	4,399,344

(1) Beneficial ownership of shares that are owned by members of their immediate families directly or through trusts is disclaimed as follows: Directors McKenna, 640; and Rogers, 100.

(2) Includes unallocated shares held in the Company's Profit Sharing and Savings Plan as follows: Director Skinner, 11,379; Mr. Paull, 1,502; and the Group, 24,548.

(3) Includes shares that could be purchased by exercise of stock options on or within 60 days after March 1, 2008 (for Mr. Paull, on or within 60 days after December 31, 2007; see footnote (6) below), under the Company's option plans as follows: Directors Adams, 26,000; Alvarez, 322,546; Eckert, 15,000; Hernandez, 26,000; Jackson, 24,000; Massey, 1,666; McKenna, 10,998; McMillan, 15,000; Rogers, 15,000; Skinner, 1,033,172; and Stone, 23,666; Messrs. Fenton, 170,222; Hennequin, 280,071; and Paull, 226,789; and the Group, 3,285,549.

(4) Directors and executive officers as a group have sole voting and investment power over shares of common stock listed in the prior table except as follows: (i) shared voting and investment powers for shares held by Directors Eckert, 10,000; Hernandez,

11,108; Jackson, 2,250; Lenny, 2,000; and Skinner, 2,168; and the Group, 64,584; and (ii) for the benefit of children, shares held by Mr. Fenton, 725; and the Group, 731.

(5) Includes common stock equivalent units credited under the Company's retirement plans and the Directors' Deferred Compensation Plan, which are payable in cash. In addition, for Mr. Hennequin, includes shares credited to his Plan Epargne Enterprise account.

(6) All amounts reported for Mr. Paull are as of December 31, 2007, as a result of his retirement as Chief Financial Officer of the Company at that time.

COMPENSATION COMMITTEE REPORT

Dear Fellow Shareholders:

The Compensation Committee reviewed and discussed the Company's Compensation Discussion and Analysis with McDonald's management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Respectfully submitted,
The Compensation Committee

Robert A. Eckert, *Chairperson*
Jeanne P. Jackson
Richard H. Lenny
John W. Rogers, Jr.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

McDonald's delivered strong performance and returns to shareholders in 2007. We have continued to build on our success as a trusted global consumer brand and grow our business by creating outstanding restaurant experiences for our customers. We have designed our executive compensation program to attract and retain excellent management and to motivate our executives and reward them for superior performance. We believe that our compensation program has played an important role in the Company's success.

We describe below our executive compensation program and how it worked in 2007. Among other matters, we address the following:

- The principles underlying our executive compensation program, which we refer to in this report as the "key objectives," and which are described on page 12 of this Proxy Statement.

> How each of the key objectives is integrated with our business strategy and our corporate culture.

> Highlights of how executive compensation in 2007 was driven by performance, consistent with the key objectives.

> The group of comparator companies we use as a benchmark to ensure that our executive compensation program is competitive and in line with market practices, and how we select those companies.

- The elements of compensation that make up our program.

> A summary of how each element reflects the key objectives.

> Our practice for allocating each element of compensation among the total compensation.

> Quantitative performance measures we use to determine payouts of performance-based compensation and why we chose each one.

> The target levels of performance under the relevant quantitative measures for performance-based awards in 2007.

> Qualitative performance factors and how they can affect payouts to our executives.

- The process by which the Compensation Committee of the Board of Directors (the Committee) sets and reviews executive compensation.

> The role of management in the process.

> The role of the Committee's independent compensation consultant.

- Detailed information about each of the individual elements of compensation.

KEY TERMS

In the discussion that follows, we use the terms below in describing our compensation plans, measures of Company performance and other aspects of our compensation program.

Company compensation plans

TIP. Target Incentive Plan. Our annual cash incentive plan.

CPUP. Cash Performance Unit Plan. Our three-year cash incentive plan.

RSUs. Restricted stock units. An RSU provides the right to receive a share of McDonald's stock (or, at the Company's discretion, the cash equivalent) upon vesting of the award. RSUs granted to executives generally have both service and performance-based vesting requirements.

Quantitative measures of Company performance

Operating income. Operating income as reported in our financial statements. Operating income for purposes of our compensation programs may be determined excluding certain items, as described on page 17 of this Proxy Statement.

ROTA. Return on total assets. Calculated as operating income from continuing operations, divided by average assets. ROTA for purposes of our compensation programs may be determined excluding certain items, as described on page 17 of this Proxy Statement.

EPS. Earnings per share. Calculated as income from continuing operations as reported in our financial statements, divided by diluted weighted-average shares. Diluted weighted-average shares include weighted-average shares outstanding plus the dilutive effect of share-based compensation. EPS for purposes of our compensation programs may be determined excluding certain items, as described on page 17 of this Proxy Statement.

TSR. Total shareholder return. Calculated as the change in our stock price plus reinvestment of dividends over a specified period.

Groups of Company employees

Staff employees. Company employees, including home office, divisional office and regional office employees.

Officers. Employees at the level of vice president and above; about 200 employees.

Senior management. Officers at the level of senior vice president and above; about 50 employees.

Executives. The 11 most senior executives of the Company.

Named executive officers. The five executives whose compensation is described in this Proxy Statement, pursuant to SEC requirements. Our named executive officers for 2007 are:

> James A. Skinner, Chief Executive Officer or CEO

> Matthew H. Paull, Chief Financial Officer or CFO through December 31, 2007 (succeeded effective as of January 1, 2008 by Peter J. Bensen)

> Ralph Alvarez, President and Chief Operating Officer, or President/COO

> Denis Hennequin, President of McDonald's Europe (based in Europe)

> Timothy J. Fenton, President of McDonald's Asia/Pacific, Middle East and Africa, or APMEA (based in Hong Kong)

Other

Latam transaction. The transition of approximately 1,600 restaurants in 18 Latin American and Caribbean countries to a developmental license structure, completed in 2007.

Total direct compensation. Base salary, annual and long-term cash incentive and equity-based compensation. Total direct compensation does not include potential severance payments, retirement benefits or other fringe benefits.

Systemwide sales. Sales at all McDonald's restaurants, including those operated by the Company, franchisees and affiliates.

Run rate. The average annual dilution from Company stock option and RSU grants over the most recent three-year period.

Constant currency. Describes results that exclude the effects of foreign currency translation. Unless noted, references herein to operating income and EPS are in constant currencies.

McDONALD'S EXECUTIVE COMPENSATION PROGRAM

- **Our key objectives**

Our executive compensation program is aimed at achieving the following key objectives, which we view as complementary, but distinct, goals:

> Profitable growth and increasing shareholder value

> Differentiation of compensation based on performance

> Internal pay equity

> Effective competition for, and retention of, managerial talent.

The key objectives reflect and support our business strategy and our corporate culture in a variety of ways, which we describe below.

Profitable growth and increasing shareholder value

> A fundamental principle reflected in our executive compensation program is rewarding our executives for profitable growth. Our long-term strategic business plan, the Plan to Win, focuses on five key drivers of exceptional restaurant experiences — people, products, place, price and promotion — which in turn drive comparable sales and profitability. Together with a commitment to financial discipline through controlling costs and rigorous capital allocation practices, it supports our growth strategy of being better, not just bigger.

> Our executive compensation program is designed so that the performance-based elements of our compensation program are closely tied to key performance metrics that gauge profitability, shareholder returns and financial discipline. The quantitative measures of Company and geographic business unit performance used in our executive compensation program, and the reasons each of them was selected, are summarized on page 17 of this Proxy Statement. See also pages 19 to 21 of this Proxy Statement for more detailed analysis of how Company, geographic business unit and individual performance translate into payouts under our compensation plans.

> Since the adoption of the Plan to Win, we have delivered exceptionally strong results for our shareholders. We have consistently exceeded the targets for average annual growth of the Company as laid out in 2003 (excluding the effects of the Latam transaction in 2007). In the period from May 2003 through December 2007, we delivered 56 consecutive months of global comparable sales increases. From January 2003 through December 2007, our TSR was over 300%. Our executive compensation program has supported these results by creating a robust link between the rewards for our executives and their focus on profitable growth and financial discipline. We believe that our program will continue to support strong long-term results.

Differentiation of rewards based on performance

> We design our performance-based compensation so that differences in performance will result in significant differences in the compensation our executives receive. For example, annual cash incentives under our TIP can range from no pay-out if there is no growth in operating income to a maximum of 250% of the target award if performance is outstanding on all measures.

> We chose this type of compensation design both because we want to provide executives with opportunities to earn significant awards for above-target performance and to hold them accountable for poor performance. This structure is designed to provide strong motivation for our executives to achieve excellent results.

Internal pay equity

> Our compensation programs are designed so that pay opportunities reflect relative levels of responsibility among our executives. Overall compensation opportunities are generally similar for executives who have comparable levels of responsibility (although actual payouts may differ depending on relative achievements of team and individual performance goals).

Effective competition for, and retention of, managerial talent

> Our executive compensation program is designed to attract and retain managerial talent in a highly competitive global market, while reflecting McDonald's specific circumstances and culture.

> Our continued success depends on our ability to retain our leadership team and to continue to attract top-quality management. To this end, the Committee regularly reviews how the pay packages of our CEO and other executives compare to those received by their peers at the companies in our comparator group, and solicits advice on market practices from Frederic W. Cook & Co., Inc., its independent compensation consultant.

> Although it is a key objective of our executive compensation program to reward excellent performance, we also recognize that financial compensation is not the only factor contributing to the retention of our executives. We do not believe that we need to target compensation significantly above the mid-point of our comparator group in order to compete effectively. As a general practice, we target total direct compensation for our executives in the 55th to 60th percentile among the companies in our comparator group, with annual base salary targeted at the 50th percentile. Because our executive compensation program reflects the importance of delivering strong results, if our performance is above target then actual total direct compensation paid out may be above the targeted range and if performance is below targeted levels then actual total direct compensation paid out may be below the targeted range.

- **2007 highlights**

The Company delivered excellent results in 2007, building on our momentum of strong performance over the last four years. Global comparable sales increased by 6.8%, and by the end of 2007 we had achieved 56 consecutive months of increases in global comparable sales. These strong sales results produced an increase in operating income for 2007 of 19% over 2006, in constant currencies and excluding the Latam transaction. In 2007, our leadership team increased its focus on the core McDonald's business, disciplined capital allocation, and optimizing our ownership mix between Company-operated and franchised restaurants, all of which contributed to the increase in our total cash returned to shareholders. Consistent with this focus, important strategic developments in 2007 included the completion of the Latam transaction and the sale of our investment in Boston Market. In addition, in 2007, the Company returned $1.8 billion to shareholders via dividends and $3.9 billion through share repurchases in furtherance of our goal to return $15 to 17 billion to shareholders from 2007 through 2009.

The compensation of our named executive officers in 2007 was consistent with our strong results. We exceeded the target levels of Company performance under the TIP by a considerable margin, and TIP payouts were significantly above target. Performance targets for RSUs were also exceeded, resulting in full vesting of RSU awards that were granted in 2004 and vested in 2007 based on the attainment of three-year performance goals.

Since the CPUP operates on non-overlapping three-year cycles and the previous cycle ended in 2006, the overall compensation figures for 2007 are lower than those for 2006. This is because the 2006 data reflects CPUP awards that were earned over the three-year period ending at the end of 2006, and awards for the 2007-2009 performance period will not be earned or reflected in the compensation data we disclose until the end of 2009.

- **Our comparator group**

Consistent with our goal of providing competitive compensation, we compare the compensation packages for our executives to those provided to executives at a comparator group of 26 companies. The Committee reviews the comparator group annually to ensure the companies represented in the group are appropriate peers and believes that the companies included in the comparator group should meet one or more of the following criteria:

> Companies of similar size to McDonald's (ranging from about half to about twice our size), measured by revenues and market capitalization

> High-performing companies with which we compete for talent

> Major retailers

> Producers of consumer branded goods

> Direct business competitors of McDonald's

>   Companies with a global presence.

If the Committee believes that a company is no longer an appropriate comparator based on these criteria, it is removed from the group.

    In March 2007, the Committee approved modifications to our comparator group, adding four new companies (Anheuser- Busch Companies, Inc.; Costco Wholesale Corporation; Lowe's Companies, Inc.; and NIKE Inc.) and removing two companies (General Electric Company and The Gap, Inc.). In addition, Kraft Foods, Inc. was added to the comparator group, replacing Altria Group Incorporated, upon the completion of its spin-off from Altria.

The table below lists the companies in our comparator group, together with reported revenue data for their most recently completed fiscal year and market capitalization data as of December 31, 2007 (except in each case for Nestlé and Unilever, which are U.S. divisions of non-U.S. companies for which such information is not publicly available). In 2007, McDonald's had revenue of $22.8 billion and Systemwide sales of $63.6 billion. Because we are primarily a franchisor, we also analyze our results in light of the performance of all restaurants in the McDonald's System, including those operated under franchise and similar arrangements. One measure that we use for this purpose is Systemwide sales. This information is important because it is the basis on which the Company calculates and records franchised and affiliated revenues and is indicative of the financial health of our franchisee base. We also believe that it is an appropriate measure to consider when comparing our size to that of the companies in our comparator group. McDonald's market capitalization as of the end of 2007 was $68.6 billion (shares outstanding multiplied by the closing share price on NYSE on December 31, 2007).

Company	Revenue data (a)	Market capitalization (b)
	(Dollars in billions)	
3M Company	$ 24.5	$ 60.1
Anheuser-Busch Companies, Inc.	19.0	38.4
Best Buy Co., Inc.	36.0	22.0
Burger King Holdings, Inc.	2.2	3.9
The Coca-Cola Company	28.9	141.8
Costco Wholesale Corporation	64.4	30.3
General Mills, Inc.	12.4	19.2
The Home Depot, Inc.	90.8	45.5
Johnson & Johnson	61.1	190.9
Kellogg Company	11.8	20.7
Kraft Foods Inc.	37.2	50.5
Lowe's Companies, Inc.	46.9	33.1
Nestlé (United States) (c)	—	—
NIKE Inc.	16.3	32.0
PepsiCo, Inc.	39.5	122.2
The Procter & Gamble Company	76.5	228.0
Sara Lee Corporation	12.3	11.6
Sears Holdings Corporation	53.0	14.0
Starbucks Corporation	9.4	15.0
Target Corporation	59.5	41.5
Unilever (United States) (c)	—	—
Walgreen Co.	53.8	37.8
The Walt Disney Company	35.5	61.4
Wal-Mart Stores, Inc.	345.0	190.3
Wendy's International, Inc.	2.5	2.3
Yum! Brands, Inc.	10.4	19.5

(a) Reflects revenues, sales or comparable data as publicly disclosed by the applicable company in its annual report filed with the SEC for its most recently completed fiscal year.

(b) Source: Bloomberg.com. Data as of December 31, 2007.

(c) U.S. division of non-U.S. company for which separately reported results are not publicly available.

ELEMENTS OF COMPENSATION

Our executive compensation program in 2007 consisted of the following elements:

> Base salary

> Annual cash incentive awards under the TIP

> Long-term cash incentive awards under the CPUP

> Stock options

> RSUs

> Participation in tax-advantaged retirement plans and in severance and change in control arrangements

> Perquisites and other fringe benefits.

This combination of compensation elements was selected so that the program as a whole reflects an appropriate balancing of the key objectives. Below is a summary of how each of the key compensation elements supports the key objectives of our executive compensation program as described beginning on page 12 of this Proxy Statement. For long-term awards (CPUP, RSUs and stock options) the summary below refers to the normal vesting periods; accelerated and/or pro rata vesting may be provided for on termination before the normal vesting date in certain circumstances, as described in "Potential Payments on Termination of Employment or Change in Control" beginning on page 31 of this Proxy Statement.

Base salary

Internal pay equity

•   Salary levels are set taking into account relative levels of responsibility and individual performance based on qualitative performance factors.

Effective competition for, and retention of, managerial talent

•   We consider salary levels for peer executives with companies in our comparator group when setting base salary. We target base salary at the 50th percentile among our comparator group.

Annual cash incentive (TIP)

Profitable growth and increasing shareholder value

•   TIP payouts are determined primarily by increases in operating income, which promotes profitable growth.

Differentiation of rewards based on performance

•   Potential payouts range from 0 to 250% of the target award; executives have the opportunity to earn increased awards if targets are exceeded but receive lower or no awards if targets are not met. Individual performance is considered in addition to team performance.

Internal pay equity

•   Target opportunities, expressed as a percentage of salary, are set taking into account relative levels of responsibility.

Effective competition for, and retention of, managerial talent

•   We target annual cash incentive compensation within the 60th to 65th percentile among our comparator group in order to compete effectively. Target levels are set somewhat above the 50th percentile because we believe the target performance levels under the TIP represent a high level of Company performance.

Long-term cash incentive (CPUP)

Profitable growth and increasing shareholder value

• Payouts are determined based on a combination of growth in operating income, ROTA and TSR, rewarding long-term profitable growth, disciplined capital allocation and return to our shareholders. Inclusion of the CPUP in the long-term incentive mix adds diversification by balancing equity-based awards and promoting focus on important measures of the Company's long-term success.

Differentiation of rewards based on performance

• Potential payouts range from 0 to 230% of the target award. No awards are paid unless threshold levels of operating income and ROTA are met.

Internal pay equity

• Target opportunities, expressed as a dollar amount, take into account relative levels of responsibility.

Effective competition for, and retention of, managerial talent

• Awards are earned over a three-year performance period, promoting retention.

Stock options

Profitable growth and increasing shareholder value

• Proceeds realized from option exercises depend on the increase (if any) in McDonald's share price over the exercise price (the closing price of McDonald's stock on the NYSE on the date of grant) during the life of the option.

Differentiation of rewards based on performance

• Individual award size is determined taking into account qualitative performance factors, including an executive's sustained level of performance over time and future potential, as well as retention considerations.

Effective competition for, and retention of, managerial talent

• Options typically vest in equal annual installments over four years, promoting retention.

RSUs

Profitable growth and increasing shareholder value

• Typically, RSUs awarded to executives vest based on the attainment of specified levels of EPS growth during the service period and the value of the RSUs increases or decreases as our stock price changes.

Differentiation of rewards based on performance

• Individual award size is determined taking into account qualitative performance factors, including an executive's sustained level of performance over time and future potential, as well as retention considerations.

Effective competition for, and retention of, managerial talent

• RSUs vest at the end of a three-year or longer service period, promoting retention.

Retirement plans; post-employment and change in control arrangements

Profitable growth and increasing shareholder value

• Discretionary Company matching contributions to retirement plans are based on operating income growth.

Effective competition for, and retention of, managerial talent

• Offering a competitive program for tax-advantaged retirement savings aids the Company in attracting and retaining executives.

• Post-employment arrangements provide our executives with assurance that they will be treated fairly if their employment is terminated in protected circumstances.

• Change in control arrangements are intended to avoid a situation in which the career and financial incentives of our officers may be contrary to the interests of our shareholders, which could arise in the event of a potential takeover of McDonald's.

Perquisites and other fringe benefits

Effective competition for, and retention of, managerial talent

• Providing limited perquisites and personal benefits to our executives is consistent with the practices of our comparator group. Perquisites provided to our executives are described on page 23 of this Proxy Statement.

● **Allocation of total direct compensation among the compensation elements**

Our practices for allocating total direct compensation

Our practice in 2007 was to allocate at least 70% of the named executive officers' total direct compensation opportunity to variable compensation that is at risk. The proportion of an executive's direct compensation that is at risk increases with his or her level of responsibility. In order to implement this practice, we must assign a value to each element of compensation. For these purposes, the value that we assign to stock options is equal to 1/3 of the closing price on the NYSE of the underlying McDonald's shares on the grant date (for 2007, $14.99), rather than the value assigned to such options for financial reporting purposes under FAS 123R, which for 2007 would have resulted in a lower option value.

From 2005 through 2007, it was our practice to split long- term incentive compensation opportunities for senior management, including the named executive officers, approximately equally among three components: CPUP awards, stock options and RSUs. We determined that this split among CPUP awards, stock options and RSUs was a good fit with our business objectives during this period because it balanced our executives' focus on several complementary measures of the Company's long-term performance. Including CPUP as an equally weighted element, along with stock options and RSUs, and integrating the EPS performance measure into RSUs incorporated long-term performance factors other than stock performance that are important to sustained success. In addition, the shift away from stock options as the only long-term vehicle resulted in less dilution to our shareholders.

Starting with our 2008 equity grants, we have rebalanced the allocation of long-term incentive opportunities for the named executive officers, reflecting our evolving business circumstances. The equity-based portion of long-term incentive opportunities (*i.e.,* stock options and RSUs) is now allocated 70% as stock options and 30% as RSUs, consistent with the mix we had already adopted for employees below the senior management level. Overall, long-term incentive opportunities for senior management are now awarded approximately as follows: 30% CPUP, 50% stock options and 20% RSUs. The purpose of this rebalancing is to bring our practice closer to the average mix of stock options and RSUs at the companies in our comparator group. We expect this change to have a minor effect on our run rate, resulting in an annual run rate increase of approximately 0.02%.

The overall mix of compensation elements may be adjusted if the Committee determines that a more tailored approach is needed to address the specific circumstances of an executive. For example, as described on page 22 of this Proxy Statement, in 2007 the Committee approved a special award of RSUs, increasing the proportion of RSUs in the total mix of long-term incentive opportunities above the normal level, for a select group of officers, including Messrs. Hennequin and Fenton, in order to promote the retention of key Company leaders. Like other RSUs granted to executives, these RSUs are also subject to both service and performance-based vesting requirements.

It is not our practice to take into account wealth accumulated by the named executive officers under our retirement savings plans when determining the value of current awards. Currently, under our defined contribution plans, a majority of an executive's retirement savings consists of executive contributions. Some of the named executive officers have had long careers with the Company, over the course of which they have been accumulating retirement savings under Company plans. We believe that it would be inconsistent with the purpose of our executive compensation program, which is to motivate and reward ongoing performance, to make decisions about current awards taking into account the named executive officers' accumulated savings and investment returns, whether or not under Company plans.

Allocation of total direct compensation in 2007

The charts below show the elements of total direct compensation opportunities in 2007 and the allocation of total direct compensation among fixed, performance-based compensation and stock options, and between long-term and currently paid compensation.

"Total direct compensation opportunities" means the targeted value of the compensation that the named executive officers had an opportunity to earn in 2007. Specifically, the charts reflect the following:

> Actual base salary earned in 2007

> Target TIP award opportunity for 2007

  • Actual payouts for 2007 were significantly above target, based on our outstanding results in 2007.

> An annualized portion of target CPUP award opportunity for the 2007-2009 performance period

  • *Actual payouts are scheduled to be paid after the end of the performance period and may be higher or lower than target, depending on our results over the three-year period.*

> The target opportunity of RSUs granted in 2007

  • The named executive officers have the opportunity to earn all of the RSUs awarded if they remain employed by the Company and performance targets are met, as described on page 22 of this Proxy Statement. If actual performance is lower than the targeted level, the named executive officers will earn a reduced number of RSUs or will forfeit the award, depending on the level of performance achieved.

> The deemed value of stock options granted in 2007

  • *Please refer to the discussion on the previous page regarding how the Company values stock options.*

Compensation allocation between fixed and variable elements



James A. Skinner — 17%, 23%, 60%

All other NEOs — 23%, 21%, 56%

- ● Options
- ● Performance-based
- ○ Fixed

Compensation allocation between short- and long-term elem



James A. Skinner — 37%, 63%

All other NEOs — 43%, 57%

- ○ Current
- ● Long-term

- ## Quantitative measures of Company performance

The table below presents each of the quantitative measures of Company performance used to determine payouts under our performance-based compensation plans, the reasons why we selected each of the quantitative performance measures, and the performance-based elements of compensation in which each performance measure is used.

Performance measure	Why the measure was selected	TIP	CPUP	Stock options	RSUs
Growth in operating income *(1)*	Annual growth in operating income, the key performance measure determining TIP awards, is a good measure of our profitable growth on a year-by-year basis. Measured over a three-year period as the main performance measure driving long-term cash incentive payments under our CPUP, growth in operating income measures the Company's achievement of a sustained increase in profitability. Including elements in our compensation mix that pay out based on both annual and on longer-term operating income growth balances our executives' focus on year-to-year and long-term results.	●	●		
ROTA	ROTA measures improved returns on the Company's capital spending and overall asset base through strategic decisions, such as reinvestment in existing restaurants and in new restaurant development and divestitures of underperforming assets. The use of ROTA as a performance measure focuses our senior management on disciplined use of our capital resources, consistent with our strategy of being better, not just bigger.		●		
EPS *(1)*	Compounded annual growth in EPS is an important indicator of the Company's strategic growth and was chosen as a performance metric for awards to executives, who are in a position to make decisions about McDonald's strategic direction.				●
Increase in share price	Tying awards to increases in the price of McDonald's stock directly aligns the incentives for our executives with our shareholders' interest in increasing the value of their investment in McDonald's stock.		● *(2)*	●	●
TSR	The TSR multiplier under the CPUP ties payouts to the overall return (including dividends) an investor would have received from investment in McDonald's stock over the CPUP period as compared to the S&P 500 Index, so that executives are rewarded when the Company outperforms the market or penalized if the Company underperforms the market.		●		

(1)   Operating income and EPS are measured taking into account certain adjustments, as described below.

(2)   Increase in share price is reflected in the TSR multiplier under the CPUP.

- ## Certain adjustments in measuring performance

Operating income and EPS are expressed in "constant currencies." Constant currency results exclude the effects of foreign currency translation. We believe that results expressed in constant currencies more accurately reflect underlying business trends.

In determining operating income for TIP and CPUP purposes, certain income and/or expense items that are not indicative of ongoing results may be excluded in the discretion of the Committee pursuant to guidelines approved by the Committee. Items that may be excluded include: "strategic" items (charges or credits related to the high-level strategic direction of the Company, such as restructurings, acquisitions and divestitures); "regulatory" items (charges or credits due to changes in tax or accounting rules); and "external" items (charges or credits due to external events such as natural disasters). We believe that the exclusion of these items— whether the effect of the exclusions is positive or negative—enables us to measure results in a way that more accurately reflects the aspects of Company performance for which the named executive officers are responsible. The primary exclusion for TIP purposes in 2007 was the impact of the Latam transaction.

For the 2007-2009 CPUP, the ROTA measure is calculated using a fixed amount of $400 million for cash and cash equivalents. This is consistent with the methodology for calculating the ROTA measure for the 2004-2006 CPUP cycle, which we believe provides a reasonable representation of our results because it represents the historic level of cash the Company needs to efficiently run our business.

In determining the EPS measure for RSUs, certain items and factors (whether positive or negative) may be excluded, where appropriate, at the discretion of the Committee. Items excluded from base EPS for the RSUs granted to the named executive officers in 2007 include non-recurring or extraordinary items, charges related to impairments and income from discontinued operations. While we have not adopted pre-approved guidelines for EPS exclusions, we follow the same principle that informs the guidelines for exclusions from operating income: executives should be held accountable for those aspects of Company performance for which they are responsible, and should be neither rewarded nor penalized for unusual or non-recurring events. The most significant of these extraordinary items excluded from 2006 base EPS for the RSUs granted to the named executive officers in 2007 was income from discontinued operations.

- ## **Qualitative performance factors**

Determinations of annual base salary levels, annual cash incen tives under the TIP and annual equity compensation grants all take into account qualitative aspects of individual performance A variety of qualitative factors are considered, generally with a view to evaluating how individual efforts advanced our strategic focus. For example, in 2007, our CEO's performance was evaluated taking into account his three performance priorities: sustainable profitable growth, progress in our "balanced active lifestyles" initiatives; and talent management and leadership development.

THE PROCESS FOR SETTING COMPENSATION

The Committee is responsible for reviewing and approving compensation for our senior management. Additional information about the Committee and its responsibilities appears on page 4 of this Proxy Statement.

- ## **The role of management**

Although management provides recommendations and information to the Committee on the compensation of our executives, the Committee has the ultimate authority to approve or modify management's recommended compensation packages. Management has a very limited role with respect to the compensation of the CEO, which is determined by the Committee as discussed below. The CEO, in consultation with the executive vice president of human resources, develops and recommends the compensation packages for the President/ COO and the CFO, the named executive officers who report directly to him. The President/COO develops and recommends compensation packages for Messrs. Hennequin and Fenton, in consultation with both the CEO and the executive vice president of human resources.

The CEO's compensation package
The Committee determines the CEO's compensation package in consultation with non-management members of the Board. The executive vice president of human resources provides input to the Chairman of the Committee with respect to the CEO's salary, TIP, CPUP and equity award opportunities. The executive vice president of human resources also presents information, including market analysis, for the Committee to consider when making its decisions. Otherwise, management generally does not provide any input into the determination of the CEO's compensation.

Role of the executive vice president of human resources
Our executive vice president of human resources makes recommendations about the design and amount of compensation based on his review of relevant market data, business and individual achievement relative to performance targets and relative levels of compensation within the Company.

Role of the CEO
As described earlier, the CEO develops and makes recommendations regarding the compensation of the executive officers who report directly to him, and consults with the President/ COO regarding the compensation of the President/COO's direct reports. In addition, the CEO meets with the executive vice president of human resources prior to each Committee meeting to discuss the materials to be presented to the Committee in advance of the meeting (except for any materials relating to the CEO's compensation).

- ## **The Committee's compensation consultant**

Frederic W. Cook & Co., Inc. is the Committee's independent compensation consultant. Other than its consulting services to the Committee and providing assistance to the Board in carrying out certain routine functions, the Cook firm does not provide any services to the Company.

Specific matters on which the Cook firm advised in 2007 included: changes to the Company's comparator group; base salary increases; equity award guidelines; the revision of our security ownership requirements for management; review of the Company's severance policy (as described on page 24 of this Proxy Statement); and review of the compensation discussion and analysis portion of the 2007 proxy statement.

In February 2008, the Committee adopted a new policy regarding its independent compensation consultant. Under the policy, the Committee has the sole authority to select, retain and dismiss the consultant. The Committee also has authority to approve the terms of the retention of the consultant. The consultant may not be engaged by management to provide any services without the prior approval of the Committee's Chairperson, and any compensation paid to the consultant for services provided to the Company's management must be approved by the Committee. The policy also establishes guidelines to minimize the potential for conflicts of interest.

In addition, the Company considers survey data and similar information about compensation programs that it obtains from various sources, including Hewitt Associates LLC, which also provides significant benefit plan administration services to McDonald's. From time to time, data obtained from these other sources is provided to the Committee.

- **Tally sheets**

The Committee annually reviews tally sheets to understand how each element of compensation relates to other elements and to the compensation package as a whole. The tally sheets summarize our executives' total compensation, including direct compensation; cumulative benefits and savings under retirement plans and equity compensation programs; perquisites; and potential payments on termination of employment, whether on a change in control of McDonald's or otherwise.

DETAILED INFORMATION ABOUT COMPENSATION ELEMENTS

- ## Annual base salary

We review base salary annually. In setting base salary levels, we take into account individual performance, competitive considerations (including local market conditions), internal pay equity, and the effect of salary expenses on our general and administrative expenses.

In 2007, base salary was increased for each of the named executive officers, based primarily on excellent performance ratings and market conditions. Increases were as follows:

James A. Skinner	6.25%
Matthew H. Paull	5.07
Ralph Alvarez	3.33
Denis Hennequin	5.02
Timothy J. Fenton	4.00

Mr. Alvarez received a base salary increase of 50% in 2006 in connection with his promotion to his current position. In light of this significant recent raise, his base salary increase in 2007 was below the increases for the other named executive officers.

- ## Annual cash incentives (TIP)

Staff employees, including the named executive officers, are generally eligible for awards under the TIP. The TIP establishes a framework for annual cash incentives to promote a consistent worldwide approach to compensation that supports our strategic business objectives.

TIP payouts are primarily determined by operating income growth. This is measured on a consolidated or geographic business unit basis (or a combination) depending on the employee's responsibilities.

At the start of the year, an annual individual target award, expressed as a percentage of base salary, is established for each TIP participant. Target awards for our executives are set at the 60th to 65th percentile of comparable positions at companies in our comparator group. The Committee approves individual TIP targets and the parameters for determining final awards by the end of January each year. The target awards for an individual participant may be revised during the year as a result of a promotion or other change of the individual's position. The applicable performance measures may also reflect a participant's change in responsibilities within the Company, whether a move between geographic business units or a move to or from the Corporate function.

The calculation of final payouts is based on the following steps:

> First, the TIP team factor is determined. Initially the team factor is determined based on growth in operating income measured by the Corporate factor, geographic business unit factors or a blend depending on the participant's responsibilities. It can then be adjusted up or down based on "modifiers" reflecting other measures of Corporate and/or geographic business unit performance. The maximum team factor for 2007 was 175% before the impact of modifiers. The target amount is multiplied by the team factor. The product is the "adjusted target award."

> Second, the individual performance factor (between 0 and 150%) for the particular participant is determined based on qualitative performance factors. The adjusted target award is multiplied by the individual performance factor. The product is the final payout.

> For 2007, the final payout was capped at 250% of the target award.

The flowchart below illustrates this process:


Team factor (up to 175%) determined based on growth in operating income measured by Corporate factor, geographic business unit factor or a blend
Team factor adjusted up or down based on modifiers (Corporate factor, geographic business unit or a blend depending upon responsibilities)
Individual TIP target amount ($)
TIP target multiplied by team factor (%)
Adjusted target award
Adjusted target award multiplied by individual performance factor (%)
Final individual TIP payout ($) (up to 250% of target award)

TIP payouts are closely correlated to growth in operating income. Under the TIP formula there are no payouts if there is no growth in operating income. Although the Committee is authorized to exercise discretion in special circumstances to make TIP awards when there is no growth in operating income (as adjusted for TIP), it would use this discretion rarely. The team factor (prior to adjustment based on the modifiers) is determined entirely by growth in operating income over the performance period (calendar year 2007). The team factor increases with growth in operating income, to 100% at the target level and to higher percentages at higher levels of growth, up to a maximum, which was 175% in 2007. Levels of growth in operating income between the minimum, target and maximum points would result in correspondingly lower or higher team factors.

The table to the right shows how increases in operating income determined the team factor for the named executive officers in 2007, prior to adjustment based on the applicable modifiers. The table shows the target and maximum levels of growth in operating income. Operating income for purposes of computing the Corporate factor (based on applicable components of consolidated results) was included in the TIP team factor calculation for all of the named executive officers. In addition, the results for Europe were included in the calculation for Mr. Hennequin, and the results for APMEA were included for Mr. Fenton (for the respective weights of the Corporate factor and geographic business units for these named executive officers, please see the next table).

TIP team factor and growth in operating income for 2007

Team factor as % of target:	0%	100% (target)	175% (maximum)
Growth in operating income over 2006			
Corporate factor	0%	8.5%	15.2%
Europe factor	0	7.3	12.7
APMEA factor	0	13.1	19.9

Based on this matrix, for purposes of computing the 2007 Corporate factor, operating income growth was 11.9%, producing a Corporate team factor of 138.1% (before modifiers).

The target TIP awards, the team factors and the final payouts as a percentage of the target awards for the named executive officers in 2007 are summarized in the table below. The final TIP payouts for 2007 are included in the Summary Compensation Table on page 25 of this Proxy Statement.

Named executive officer	Target TIP award (% of base salary)	Team factor Corporate/geographic business unit(s)/blend	%	Final TIP payout (% of target award)
James A. Skinner	120%	Corporate factor	150.1%	200.0%
Matthew H. Paull	75	Corporate factor	150.1	165.5
Ralph Alvarez	100	Corporate factor	150.1	193.5
Denis Hennequin	75	Corporate factor (weighted 25%); Europe factor (weighted 75%)	182.6	237.4
Timothy J. Fenton	75	Corporate factor (weighted 25%); APMEA factor (weighted 75%)	185.3	241.0

The modifiers that were applied to the Corporate factor and geographic business units to determine the final payouts for the named executive officers are shown in the following table:

	Modifiers	Potential weight of each modifier (range)	Potential overall adjustment of team factor by modifiers (range)	Actual impact of modifiers	
Corporate factor	• Control of growth in Corporate general and administrative expenses • Increases in comparable-restaurant guest counts • Customer service improvements	Up to +/-5%	Up to +/-15%		12%
Geographic business unit factors	• Increases in comparable-restaurant guest counts • Customer service improvements • Selected metrics relating to employee commitment/leadership marketing	Up to +/-10%	Up to +/-25%	Europe APMEA	18.5% 22.0%

On January 23, 2008, the Company adopted the McDonald's Corporation Target Incentive Plan, which governs the framework for annual cash incentive awards for members of senior management granted in 2008 and later years, including rules regarding timing of payment, termination of employment and other similar matters. Generally, this plan formalizes the Company's existing practices with respect to annual cash incentive awards under the TIP. Potential payments on termination of employment (including payments in respect of TIP awards) are described beginning on page 31 of this Proxy Statement.

- **Long-term cash incentives (CPUP)**

Members of senior management, including the named executive officers, are eligible for cash long-term incentive awards under the CPUP. The CPUP operates on non-overlapping three-year cycles with a cumulative payout at the end of the cycle, based on achievement of performance measures over the entire performance period. We designed the CPUP to operate based on separate three-year performance periods, rather than overlapping cycles, because this plan design supports sustained focus on the performance objectives over the entire three-year performance cycle.

The Committee approved new CPUP awards in February 2007 for the performance period January 1, 2007 to December 31, 2009. Awards for this performance period are scheduled to be paid (if performance targets are met) after the end of the performance period, around March 2010.

The Committee determined a target award (expressed as a dollar amount) for each named executive officer based on their respective level of responsibility and on our practice to allocate approximately one third of the value of long-term incentive compensation opportunities to CPUP, as described on page 16 of this Proxy Statement. Final payouts are determined based on a combination of three quantitative measures of Company performance: consolidated three-year compounded annual growth in operating income, average ROTA over the three-year performance period and relative TSR over the three-year performance period.

The flowchart below illustrates this process:


CPUP target amount ($)
Payout factor determined based on consolidated three-year compounded annual McDonald's operating income growth (weighted 75%) and average return on total assets (weighted 25%), capped at 200% of target
Payout factor adjusted by cumulative TSR multiplier (up to +/-15%)
Final CPUP payout ($), capped at 230% of target

Under the 2007-2009 CPUP, no final awards will be earned unless threshold levels of the operating income and ROTA measures are both met. Above these thresholds, final awards are determined based on a combination of the two performance measures (subject to adjustment based on the TSR multiplier).

The matrix below shows examples of CPUP payouts (prior to adjustment based on the TSR multiplier) as a percentage of the target award at different levels (threshold, target and maximum) of operating income and ROTA:

CPUP payout as percentage of target award (prior to adjustment based on TSR multiplier)

			Consolidated compound annual operating income growth for 2007–2009		
			Threshold 3.7%	*Target 7.7%*	*Maximum 11.7%*
Average adjusted 2007–2009 ROTA	Threshold	18.5%	0%	75%	150%
	Target	20.0	25	100	175
	Maximum	21.5	50	125	200

The operating income and ROTA targets for the 2007-2009 CPUP were increased over the targets for the previous performance cycle due to the strength of our business over the past three years.

- **Stock options**

Stock options have an exercise price equal to the closing price of our common stock on the grant date and typically have a term of ten years and vest ratably over four years. The Company's policies and practices regarding stock option grants, including the timing of grants and the determination of exercise prices, are described on page 24 of this Proxy Statement.

- **RSUs**

The RSUs granted to executives in 2007 vest based both on service and the attainment of performance conditions. The RSUs cliff vest at the end of a three-year service period, subject to achievement of the performance thresholds.

The performance-based vesting condition for the RSUs is attainment of a specified level of compounded annual growth in diluted EPS during the three-year vesting period. The performance-based RSUs do not vest unless the Company achieves a minimum target level of percentage growth in EPS over baseline EPS, or "base EPS." The EPS target for performance-based RSUs granted in 2007 is 7% compounded annual growth over base EPS. If less than 2% compounded growth is achieved, none of these RSUs will vest. If EPS growth is at or above the 2% threshold but below the 7% target, a portion of the awards will vest in proportion to the level of EPS growth achieved.

In February 2007, the Committee approved a special grant of RSUs to a select group of approximately 35 officers including Messrs. Hennequin and Fenton. The additional RSUs are subject to the same terms and conditions as the other RSUs granted to the named executive officers in 2007. However, the special awards represent additional value above the regular RSU awards that Messrs. Hennequin and Fenton received pursuant to our granting practice, described on page 16 of this Proxy Statement, for allocating the mix of long-term incentive opportunities (in accordance with our practice in 2007, the regular awards represented approximately one third of the executive's total long-term incentive opportunity). The Committee determined that it was in the best interests of the Company to make this special RSU grant in 2007 to promote the retention of key Company leaders.

- **Retirement savings plans**

McDonald's does not maintain any defined benefit pension plans for our executives.

All the named executive officers except Mr. Hennequin participate in our Profit Sharing and Savings Plan, a broad-based, tax-qualified defined contribution plan and our Excess Benefit and Deferred Bonus Plan, an unfunded, non-qualified plan. The Profit Sharing Plan includes a 401(k) feature that provides eligible employees with the opportunity to make pretax contributions up to the limits imposed under the Internal Revenue Code and receive Company matching contributions. In addition to the Profit Sharing Plan, the Company maintains the Excess Benefit and Deferred Bonus Plan for certain management and highly compensated employees, as defined under Internal Revenue Service regulations. Under the Excess Benefit Plan, participants have the opportunity to (i) make tax deferred contributions from salary, TIP and CPUP and (ii) receive Company contributions that cannot be made under the Profit Sharing Plan because of limitations applicable to tax-qualified plans. Additional terms of the Excess Benefit and Deferred Bonus Plan are described on page 30 of this Proxy Statement.

Mr. Hennequin is not eligible to participate in the Profit Sharing and Savings Plan or the Excess Benefit and Deferred Bonus Plan because he is not employed in the United States. Mr. Hennequin participates in a savings arrangement that is tax-efficient under French law and is offered generally to the Company's employees in France. Under this arrangement, Mr. Hennequin has the opportunity to invest in an interest in a trust that holds Company shares. Mr. Hennequin's ability to withdraw his interest in the trust is by its terms subject to sig-nificant limitations for five years following his investment, other than in connection with the termination of his employment with the Company. Mr. Hennequin is also eligible for limited retirement benefits, which are generally available to our employees in France, under the collective bargaining agreement that applies to our employees in France.

- **Severance and change in control arrangements**

Severance plan

Messrs. Alvarez and Fenton are eligible under covered circumstances to receive severance payments and other benefits under the McDonald's Corporation Severance Plan, a broad-based plan that provides severance benefits to U.S. employees based on their years of service. The Severance Plan is described on pages 33 and 34 of this Proxy Statement. Benefits under the Severance Plan are not available to Mr. Skinner because he participates in the Executive Retention Replacement Plan, described below and on pages 34 and 35 of this Proxy Statement. (Mr. Paull also participated in the Executive Retention Replacement Plan prior to his retirement.) Mr. Hennequin is not eligible for benefits under the Severance Plan because he is not a U.S. employee, but is eligible for severance benefits under the collective bargaining agreement that applies to our employees in France, as described on page 35 of this Proxy Statement.

Change in control employment agreements

The Company has entered into change in control employment agreements with some of its senior management, including all of the named executive officers other than Mr. Hennequin.

Under these agreements, each named executive officer would be entitled on termination in certain circumstances following a change in control to cash severance payments equal to three times base salary and target bonus and the Company's contribution to the Profit Sharing and Savings Plan and the Excess Benefit and Deferred Bonus Plan, as well as other benefits. The payments and benefits that the named executive officers would receive under the agreements would potentially be subject to Section 280G of the Internal Revenue Code, which disallows the Company's compensation deduction for "excess parachute payments" made in connection with a change in control, and to Section 4999 of the Internal Revenue Code, which imposes an additional excise tax, payable by the executive, on such amounts. Under the agreements, the Company would compensate or "gross up" an executive for the Section

4999 excise tax and any additional taxes on the gross-up payment. However, the Company would cut back the payments and benefits by as much as 10% if this would result in the total amount not being subject to these tax provisions. Details of the agreements and the potential benefits to the named executive officers (including the gross-up provisions) are described under "Potential Payments on Termination of Employment or Change in Control" beginning on page 31.

These agreements are intended to avoid a situation in which the career and financial incentives of our senior management may be contrary to the interests of our shareholders, which could arise in the event of a potential takeover of McDonald's. We selected the level of payments and benefits and the gross-up provisions based primarily on competitive considerations. The Committee periodically considers the change in control agreements in light of evolving market practices.

Executive Retention Replacement Plan

Mr. Skinner participates in the Executive Retention Replacement Plan or ERRP. The ERRP replaced for certain participants the benefits provided under the Company's Executive Retention Plan with economically equivalent benefits paid in a lump sum if the executive's employment terminates in the covered circumstances. These changes were made to comply with Section 409A of the Internal Revenue Code, recent legislation that applies to non-tax-qualified deferred compensation, as described below.

Mr. Paull was also a participant in the ERRP through his retirement on February 28, 2008. In connection with his retirement, Mr. Paull is entitled to benefits under the ERRP which will be paid six months following his retirement date, as required under Section 409A.

As of December 31, 2007, none of the named executive officers participated in the ERRP's predecessor plan, the Executive Retention Plan. The participation of Messrs. Skinner and Paull in the Executive Retention Plan ended when they became participants in the Executive Retention Replacement Plan. The Committee has determined not to extend benefits under these plans to any officers other than those who are already covered by these plans.

- ## Perquisites and other fringe benefits

McDonald's provides limited categories of perquisites to executives. These perquisites include Company-provided cars, financial planning, annual physical examinations and, in the case of the CEO only, personal use of the Company's aircraft. The CEO is the only named executive officer who is permitted to use the Company's aircraft for personal travel. However, on certain occasions, at the discretion of the CEO, other executives may be accompanied by their spouses when traveling to business events on the Company's aircraft. The CEO also has the discretion to permit other executives to use the aircraft for personal reasons in the event of an emergency. The CEO is required to reimburse to the Company the maximum reimbursement amount permitted under Federal Aviation Authority regulations applicable to the Company's operation of its aircraft for personal use of the Company aircraft. Named executive officers must also reimburse McDonald's for a portion of the expense associated with personal use of Company-owned cars according to pre-established payment schedules. In 2007, the Committee reviewed the Company's practices with respect to perquisites and concluded that they are appropriate in light of market practice. In addition, the Committee considers perquisites as reported in the tally sheets it reviews annually.

Other benefits reflected in the Summary Compensation Table include, in the case of named executive officers based overseas, certain housing expenses that are paid by the Company and that can be a significant component of an executive's total compensation package.

Executives also participate in all of the broad-based benefit and welfare plans available to McDonald's employees in general.

COMPENSATION POLICIES AND PRACTICES

- ### Relative levels of compensation among named executive officers

Generally, the "Elements of Compensation" as described earlier in this Proxy Statement, beginning on page 14, apply to all of the Company's named executive officers. Our CEO is the most highly paid of the named executive officers, reflecting his level of responsibility. Mr. Skinner has the ultimate responsibility for the strategic direction of the Company and a more visible role than other named executive officers. Mr. Skinner's compensation also reflects the importance of his retention to the successful execution of our business strategy and his long tenure with the Company. Mr. Skinner's total compensation package is in the middle range of CEO compensation paid by the companies in our comparator group based on information from 2007 proxy statements (or comparable public reports).

- ### Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code imposes certain requirements on "nonqualified deferred compensation plans" and potentially applies to a number of our compensation plans and programs. Final regulations under Section 409A were released in April 2007 and will become effective on January 1, 2009. In 2007, we made changes to plans in which the named executive officers participate to comply with Section 409A.

The most significant change was the replacement of benefits under the Company's Executive Retention Plan for Messrs. Skinner and Paull with benefits under our new ERRP. The ERRP provides benefits that are economically equivalent to the benefits these executives were entitled to under the Executive Retention Plan, with the timing of payment and certain other provisions modified to comply with Section 409A. Under the Executive Retention Plan, participants could elect in specified circumstances to end their employment as executives with the Company and "transition" to a different role with compensation and benefits paid out over a post-transition period. The ERRP replaces this arrangement with a plan under which a covered executive may elect to terminate his or her employment with the Company under certain circumstances and receive a lump-sum payment that is economically equivalent to the ben-efits the executive would have received under the Executive

Retention Plan. Like the Executive Retention Plan, the ERRP also provides severance benefits if the executive is terminated involuntarily or constructively in certain circumstances. Information about the benefits under the ERRP appears on pages 34 and 35 of this Proxy Statement.

In addition, in 2007 we adopted minor changes to the Excess Benefit Plan and Deferred Bonus Plan and the Severance Plan in order to comply with Section 409A.

Section 409A also impacts benefits under the Company's programs in the event of a change in control. No change in control occurred in 2007, and we intend to modify the change in control provisions in 2008 to comply with Section 409A.

- ## Policy with respect to deductibility of compensation

Section 162(m) of the Internal Revenue Code generally limits to $1 million the tax deductibility of annual compensation paid to certain officers. Performance-based compensation may, however, be excluded from the limit so long as it meets certain requirements. While the Committee retains flexibility, we generally design our compensation plans and programs so as to allow the Company to deduct compensation expense.

- ## Policy regarding security ownership of management

The Company has adopted minimum share ownership requirements because we believe that management will more effectively pursue the long-term interests of shareholders if they are shareholders themselves. In 2007, the Committee reviewed our share ownership requirements and adopted changes to bring our policy into line with emerging market practice.

- ## Policies and practices regarding equity awards

In 2006, the Company adopted a policy with respect to grants of equity compensation awards to our employees and directors, which generally reflects our pre-existing practices. Under the policy, awards may be granted to Company employees and directors only at times when the Company does not have any material nonpublic information. Consistent with the terms of the Company's Amended and Restated 2001 Omnibus Stock Ownership Plan, or the "Amended 2001 Plan," and our existing practices, stock options may be granted only with an exercise price at or above the closing market price of the Company's common stock on the date of grant.

Under the policy, broad-based equity grants must be made at a scheduled meeting of the Committee occurring at approximately the same time each year following the Company's release of financial information and otherwise at a time when we are not in possession of material non-public information.

The Committee may choose to make grants of equity awards outside the annual broad-based grant, including in the case of newly hired employees and in connection with promotions. An Interim Grant Committee of the Board has been delegated authority to make such grants between regularly scheduled meetings of the Committee, but only to employees who rank below the level of senior vice president. The current members of the Interim Grant Committee are Messrs. McKenna and Skinner.

In 2007, our annual broad-based grant of equity awards, including grants to all the named executive officers other than Mr. Hennequin, was made at the Committee's scheduled meet- ing in February. Mr. Hennequin's 2007 award was granted on March 12, 2007, following the issuance of the Company's 2007 Annual Report on Form 10-K, in order to obtain favorable tax treatment.

- ## Policy regarding future severance payments

The Committee has adopted a policy under which the Company will seek shareholder approval for future severance payments to a named executive officer if such payments would exceed 2.99 times the sum of (a) the named executive officer's annual base salary as in effect immediately prior to termination of employment; and (b) the highest annual bonus awarded to the named executive officer by the Company in any of the Company's three full fiscal years immediately preceding the fiscal year in which termination of employment occurs. Certain types of payments are excluded from this policy, such as amounts payable under arrangements that apply to classes of employees other than the named executive officers or that predate the implementation of the policy, as well as any payment that the Committee determines is a reasonable settlement of a claim that could be made by the named executive officer.

- ## Recoupment of compensation

Some of the Company's compensation plans and programs contemplate that an executive may be required to repay previously awarded compensation to the Company in certain circumstances. Awards under the 2007-2009 CPUP are subject to forfeiture and recoupment by the Company if the recipient engages in willful fraud that causes harm to the Company or is intended to manipulate the performance measures that determine the award, or if he or she violates customary restrictive covenants with the Company. Payments under the ERRP, including some stock option gains and RSU payouts, are subject to forfeiture and recoupment if the recipient violates a restrictive covenant or is discovered to have committed conduct while employed that would have entitled the Company to terminate him or her for "cause."

Under the McDonald's Corporation Target Incentive Plan, described on pages 19 and 20 of this Proxy Statement, starting in 2008 TIP awards are also subject to recoupment by the Company if the recipient engages in willful fraud that causes harm to the Company or is intended to manipulate the performance measures that determine the final TIP payout.

Under the McDonald's Corporation Severance Plan, described on pages 33 and 34 of the Proxy Statement, if an employee commits any act or omission that would constitute cause while employed by the Company or a related employer, the Company may cease payment of any benefits otherwise payable and require the employee to repay any amounts previously paid to such employee under the Severance Plan.

COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The following table summarizes the total compensation earned by or paid to our named executive officers in 2006 and 2007:

Name and principal position (a)	Year (b)	Salary ($)(1) (c)	Stock awards ($)(2) (e)	Option awards ($)(3) (f)	Non-equity incentive plan compensation ($)(4) (g)		All other compensation ($)(5) (i)	Total ($) (j)
James A. Skinner	2007	$ 1,262,500	$ 3,185,835	$ 1,351,267		$ 3,060,000	$ 583,884	$ 9,443,486
Vice Chairman and	2006	1,177,692	918,376	1,402,129	Annual:	3,500,000	378,100	12,709,492
Chief Executive Officer					Long-term:	5,333,195		
					Total:	8,833,195		
Matthew H. Paull	2007	719,167	1,147,926	1,139,950		900,000	230,792	4,137,835
Corporate Senior Executive	2006	683,333	534,851	510,864	Annual:	1,155,000	173,008	4,816,472
Vice President and					Long-term:	1,759,416		
Chief Financial Officer (6)					Total:	2,914,416		
Ralph Alvarez	2007	925,000	2,051,481	741,745		1,800,000	296,575	5,814,801
President and Chief	2006	703,077	959,565	546,585	Annual:	1,500,000	168,563	6,046,901
Operating Officer					Long-term:	2,169,111		
					Total:	3,669,111		
Denis Hennequin	2007	611,922	407,415	291,074		1,098,478	350,427	2,759,316
President, McDonald's	2006	534,427	153,974	297,902	Annual:	919,754	298,914	3,815,147
Europe (7)					Long-term:	1,610,176		
					Total:	2,529,930		
Timothy J. Fenton	2007	516,667	438,152	538,052		940,000	905,124	3,337,995
President, McDonald's	2006	462,500	182,554	296,668	Annual:	765,000	865,151	3,568,936
Asia/Pacific, Middle East and Africa (8)					Long-term:	997,063		
					Total:	1,762,063		

(1) The base salary earned in 2007 by the named executive officers reflects regular annual increases in base salary. The annualized rates of base salary in effect as of December 31, 2007 for the named executive officers who were serving as such at the end of the year were as follows:

James A. Skinner	$1,275,000
Matthew H. Paull	725,000
Ralph Alvarez	930,000
Denis Hennequin	616,833
Timothy J. Fenton	520,000

(2) Represents the expense to the Company in each of 2006 and 2007, as computed in accordance with FAS 123R and reported in our financial statements, of RSUs granted to the named executive officers under the Amended 2001 Plan. The values in this column are based on the closing market price of the Company's common stock on the date of the award, less the present value of expected dividends over the vesting period. Generally, RSUs vest on the third anniversary of the grant date and are subject to performance-based vesting conditions linked to the Company's achievement of target levels of diluted earnings per share growth. Generally, the expense for RSU awards is recognized over the vesting period unless the recipient is eligible for retirement, in which case the expense may be required to be recognized in the year of grant. Information with respect to the RSUs granted to the named executive officers in 2007 is disclosed in the Grants of Plan-Based Awards Table on page 27 of this Proxy Statement and the accompanying notes. Information with respect to RSUs reflected in this column that were granted in years before 2007 is disclosed in the Outstanding Equity Awards at 2007 Fiscal Year-End table on pages 28 and 29 of this Proxy Statement and the accompanying notes.

(3) Represents the expense to the Company in each of 2006 and 2007, as computed in accordance with FAS 123R and reported in our financial statements, of stock options granted to the named executive officers. Options have an exercise price equal to the closing price of the Company's common stock on the date of grant, generally vest in equal annual installments over a four-year period, and are subject to the provisions of the Amended 2001 Plan. Generally, the expense for option awards is recognized over the vesting period unless the recipient is eligible for retirement, in which case the expense may be required to be recognized in the year of grant. The values in this column for stock options granted in 2007 are determined using a closed-form pricing model based on the following assumptions, as described in the footnotes to financial statements: expected volatility based on historical experience of 24.7%; an expected annual dividend yield of 2.26%; a risk-free return of 4.76%; and expected option life based on historical experience of 6.26 years. Information with respect to the options granted to the named executive officers in 2007 is disclosed in the

Grants of Plan-Based Awards Table on page 27 of this Proxy Statement and the accompanying notes. Information with respect to options reflected in this column that were granted in years before 2007 is disclosed in the Outstanding Equity Awards at 2007 Fiscal Year-End table on pages 28 and 29 of this Proxy Statement and the accompanying notes.

(4) Non-equity incentive plan compensation for 2007 reflects annual cash incentive compensation earned by each named executive officer under the 2007 TIP. For 2006, the amounts in this column consist of both annual and long-term components. The annual component reflects the amount earned by each named executive officer under the 2006 TIP. The long-term component reflects awards under the CPUP for the three-year performance period that began on January 1, 2004 and ended on December 31, 2006. A new three-year performance period under the CPUP began on January 1, 2007 and will end on December 31, 2009. CPUP awards in respect of this performance cycle will not be earned until the end of the performance cycle at the end of 2009 and are not reflected in the Summary Compensation Table. Information about awards granted to the named executive officers under the 2007-2009 CPUP is in the Grants of Plan- Based Awards table on page 27 of this Proxy Statement. For additional information about equity and non-equity incentive awards and payments to the named executive officers, including the performance targets on the basis of which these awards were earned, please see the discussion in the Compensation Discussion and Analysis beginning on page 19 and the Grants of Plan-Based Awards table on page 27 of this Proxy Statement.

(5) "All Other Compensation" includes the Company's contributions to the Profit Sharing and Savings Plan and the Excess Benefit and Deferred Bonus Plan on behalf of the named executive officers other than Mr. Hennequin. For 2007, such amounts were as follows:

James A. Skinner	$523,875
Matthew H. Paull	206,159
Ralph Alvarez	266,750
Timothy J. Fenton	18,567

"All Other Compensation" also includes limited categories of perquisites and personal benefits provided by the Company to its executives. The incremental cost of perquisites is included in the amount provided in the table and based on actual charges to the Company, except as follows: (i) personal use of Company-provided cars includes a pro rata portion of the purchase price, fuel and maintenance, based on personal use and (ii) with respect to Mr. Skinner, personal use of corporate aircraft includes fuel costs, on-board catering, landing/handling fees and flight attendants, and excludes fixed costs, which do not change based upon usage, such as pilot salaries and the cost of capital invested in corporate aircraft (both net of reimbursement as described on page 23 of this Proxy Statement).

The categories of perquisites provided to the executives include personal use of Company-provided cars; Company-paid life insurance; financial counseling; annual physical examinations; and limited commuting costs. The CEO is the only named executive officer who is permitted to use the Company's aircraft for personal travel (in the amount of $28,863). However, on certain occasions, at the discretion of the CEO, other executives may be accompanied by their spouses when traveling to business events on the Company's aircraft. The CEO also has the discretion to permit other executives to use the aircraft for personal reasons in the event of an emergency.

For Messrs. Alvarez and Fenton, this amount also includes the cost to the Company of travel expenses for their spouses to accompany them on certain business trips. In addition, for Mr. Alvarez this amount also includes limited personal travel costs.

In the case of the Company's named executive officers based overseas, Messrs. Hennequin and Fenton, this amount also includes certain benefits in connection with their international assignments, as follows:

> For Mr. Hennequin: Company provided residence in London (in the amount of $259,707); utilities, security, gardening and cleaning services for his London residence; certain local taxes and banking fees reimbursed by the Company in connection with his London residence; Company-paid expenses incurred in traveling to and from his home in Paris and the Company's European office in London. These amounts were converted from Euros as described in note 7 below.

> For Mr. Fenton: Company provided residence in Hong Kong (in the amount of $335,448); housing insurance, and utilities for his Hong Kong residence; a cost-of-living adjustment (in the amount of $54,052); home leave expenses for Mr. Fenton and his family, including transportation and meals (in the amount of $73,266). Amounts paid in Hong Kong dollars were converted into U.S. dollars as described in note 8 below.

"All Other Compensation" also includes a tax equalization for Mr. Fenton (in the amount of $368,491) which is designed to satisfy tax obligations arising solely as a result of his international assignment.

(6) Mr. Paull retired from his employment with the Company effective February 28, 2008. In connection with his retirement, Mr. Paull will receive certain payments under the ERRP, as described on pages 34 and 35 of this Proxy Statement. Mr. Paull served as our Chief Financial Officer through December 31, 2007. Effective as of January 1, 2008, Peter J. Bensen became the Chief Financial Officer of the Company.

(7) Reflects amounts paid to Mr. Hennequin in Euros, which were converted into U.S. dollars at a rate of EUR 0.72953 to U.S. $1. This is the average of the daily conversion rates for each business day of fiscal 2007, as quoted by Oanda.com.

(8) Certain amounts included in "All Other Compensation" for Mr. Fenton were paid in Hong Kong Dollars and converted into U.S.

dollars at a rate of HKD 7.80153 to U.S. $1. This is the average conversion rate for the year, as quoted by Oanda.com.

GRANTS OF PLAN-BASED AWARDS

Name (a)	Plan name	Grant date (b)	Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards (1)			All other option awards: number of underlying securities options (#)(2)(j)	Exercise or base price of option awards ($/sh)(k)	Grant date fair value of stock and option awards ($)(3)(l)
			Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)			
James A. Skinner	TIP		0	$1,530,000	$3,825,000						
	CPUP		0	3,600,000	8,280,000						
	Amd 2001 Plan(4)	2/14/07				9,718	38,872	38,872			$1,603,081
		2/14/07							116,589	$ 45.02	1,351,267
Matthew H. Paull	TIP		0	543,750	1,359,375						
	CPUP		0	1,200,000	2,760,000						
	Amd 2001 Plan(4)	2/14/07				2,777	11,107	11,107			458,053
		2/14/07							33,312	45.02	386,086
Ralph Alvarez	TIP		0	930,000	2,325,000						
	CPUP		0	2,000,000	4,600,000						
	Amd 2001 Plan(4)	2/14/07				4,165	16,660	16,660			687,058
		2/14/07							49,967	45.02	579,118
Denis Hennequin	TIP		0	462,625	1,156,562						
	CPUP		0	1,200,000	2,760,000						
	Amd 2001 Plan(4)	3/12/07				2,799	11,194	11,194			457,723
		3/12/07							33,580(5)	44.67(5)	386,170
		2/14/07				2,777	11,107	11,107			458,053
Timothy J. Fenton	TIP		0	390,000	975,000						
	CPUP		0	1,200,000	2,760,000						
	Amd 2001 Plan(4)	2/14/07				5,138	20,548	20,548			847,400
		2/14/07							28,315	45.02	328,171

(1) Reflects grants of RSUs subject to performance-based vesting conditions under the Amended 2001 Plan in 2007. The RSUs vest on February 14, 2010 (11,194 of Mr. Hennequin's RSUs vest on March 12, 2010), subject to the Company's achievement of specified EPS growth during the performance period ending on December 31, 2009. The performance target for all the RSU awards granted to the named executive officers in 2007 is compounded annual EPS growth of 7%, determined by comparing EPS as measured at the end of the performance period to base EPS. Both base EPS and EPS for the performance period are adjusted to exclude certain extraordinary items. If the target of 7% growth is achieved the RSUs will vest in full; if less than 2% growth is achieved, none of the RSUs will vest; and if EPS growth at or above the 2% threshold, but below the 7% target is achieved, RSUs will partially vest. Base EPS was based on EPS for fiscal 2006 and was modified to exclude certain extraordinary items as described on page 17 of this Proxy Statement.

(2) Reflects grants of stock options in 2007 under the Amended 2001 Plan. Options have an exercise price equal to the closing price of the Company's common stock on the date of grant. Options vest in four equal annual installments on the first, second, third and fourth anniversaries of the grant date, which was February 14 for all the named executive officers except Mr. Hennequin. The grant date for Mr. Hennequin's stock options was March 12, in order to obtain favorable tax treatment.

(3) Represents the aggregate grant date fair value, computed in accordance with FAS 123R, of RSUs and stock options granted to the named executive officers in 2007 under the Amended 2001 Plan. The values in this column for RSUs and stock options were determined as described in notes 2 and 3, respectively, to the Summary Compensation Table on page 25 of this Proxy Statement.

(4) "Amd 2001 Plan" denotes the Amended 2001 Plan.

(5) Mr. Hennequin's 2007 option award was granted on March 12, 2007, as described in note 2, and the exercise price for the award is equal to the closing price of the Company's common stock on that date.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END

	Option awards				Stock awards			
Name (a)	Number of securities underlying unexercised options (#) exercisable (b)(1)	Number of securities underlying unexercised options (#) unexercisable (c)(1)	Option exercise price ($) (e)	Option expiration date (f)	Number of shares or units of stock that have not vested (#) (g)(2)	Market value of shares or units of stock that have not vested ($) (h)(3)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) (i)(4)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) (j)(3)
James A. Skinner	100,000	0	40.4375	5/19/12				
	106,193	0	35.25	3/21/13				
	150,000	0	29.43	2/2/11				
	235,000	0	28.75	3/20/12				
	40,000	0	14.31	3/18/13				
	46,875	15,625	26.63	2/16/14				
	46,875	15,625	25.31	5/20/14				
	187,500	62,500	31.21	12/1/14				
	37,979	113,931	34.54	3/23/16				
	0	116,589	45.02	2/14/17				
							89,538	5,274,684
Matthew H. Paull	27,000	0	40.4375	5/19/12				
	41,800	0	35.25	3/21/13				
	41,000	0	28.75	3/20/12				
	28,125	9,375	26.63	2/16/14				
	28,125	9,375	25.31	5/20/14				
	14,951	14,948	32.60	2/16/15				
	10,306	30,915	36.37	2/14/16				
	0	33,312	45.02	2/14/17				
							34,825	2,051,541
Ralph Alvarez	24,000	0	40.4375	5/19/12				
	25,300	0	35.25	3/21/13				
	21,500	0	29.43	2/2/11				
	85,000	0	28.75	3/20/12				
	18,000	0	14.31	3/18/13				
	27,000	9,000	26.63	2/16/14				
	27,000	9,000	25.31	5/20/14				
	18,401	18,398	32.60	2/16/15				
	10,306	30,915	36.37	2/14/16				
	25,041	75,120	37.42	9/18/16				
	0	49,967	45.02	2/14/17				
					20,000	1,178,200	223,450	13,163,440
Denis Hennequin	40,000	0	40.4375	5/19/12				
	38,500	0	35.25	3/21/13				
	38,000	0	29.43	2/2/11				
	48,500	0	29.29	5/3/12				
	40,800	0	18.73	5/30/13				
	8,160	0	23.93	9/24/13				
	15,000	5,000	26.63	2/16/14				
	15,000	5,000	25.45	5/21/14				
	6,900	6,900	32.60	2/16/15				
	6,183	18,550	36.37	2/14/16				
	0	33,580	44.67	3/12/17				
					13,602	801,294	30,550	1,799,701
Timothy J. Fenton	40,549	0	35.25	3/21/13				
	47,500	0	28.75	3/20/12				
	18,750	6,250	26.63	2/16/14				
	18,750	6,250	25.31	5/20/14				
	12,651	12,648	32.60	2/16/15				
	6,184	18,549	36.37	2/14/16				
	0	28,315	45.02	2/14/17				
					8,436	496,965	28,797	1,696,431

(1) In general, options expire on the tenth anniversary of grant (with the exception of options due to expire on May 19, 2012 and March 21, 2013, which were granted on May 19, 1999 and March 21, 2000, respectively and expire 13 years after the grant date). In general, options vest in equal installments on the first, second, third and fourth anniversaries of the grant date (with the exception of options due to expire in 2008, which vested in equal installments on the first, third, fifth and seventh anniversaries of the grant date).

(2) The awards reflected in column (g) are RSUs that vest solely based on Company service on the dates set forth in the table below:

Named executive officer	Vesting date	Number of RSUs
Ralph Alvarez	7/14/08	20,000
Denis Hennequin	2/16/08	4,602
	3/18/08	9,000
Timothy J. Fenton	2/16/08	8,436

(3) The market value of these awards was calculated by multiplying the number of shares covered by the award by $58.91, the closing price of McDonald's stock on the NYSE on December 31, 2007.

(4) The awards reflected in column (i) are unvested performance- based RSUs that vest on the dates set forth in the table to the right, assuming continued Company service and that the applicable target performance measure for the awards is met as described on page 22 of this Proxy Statement.

Named executive officer	Vesting date	Number of RSUs
James A. Skinner	3/23/09	50,666
	2/14/10	38,872
Matthew H. Paull	2/16/08	9,970
	2/14/09	13,748
	2/14/10	11,107
Ralph Alvarez	2/16/08	12,270
	2/14/09	13,748
	9/18/09	33,405
	2/14/10	16,660
	2/14/11	13,748
	9/18/11	133,619
Denis Hennequin	2/14/09	8,249
	2/14/10	11,107
	3/12/10	11,194
Timothy J. Fenton	2/14/09	8,249
	2/14/10	20,548

OPTION EXERCISES AND STOCK VESTED–FISCAL 2007

	Option awards		Stock awards	
Name (a)	Number of shares acquired on exercise (#)(b)	Value realized on exercise ($)(c)	Number of shares acquired on vesting (#)(d)	Value realized on vesting ($)(e)
James A. Skinner	120,000	$ 5,077,548	40,000	$ 2,338,800
Matthew H. Paull	175,800	6,379,941	25,000	1,461,750
Ralph Alvarez	31,500	860,580	0	0
Denis Hennequin	115,000	2,729,213	0	0
Timothy J. Fenton	121,900	2,904,563	0	0

NONQUALIFIED DEFERRED COMPENSATION–FISCAL 2007[1]

Name (a)	Executive contributions in last FY ($)(b)(2)	Registrant contributions in last FY ($)(c)(2)	Aggregate earnings in last FY ($)(d)	Aggregate withdrawals/ distributions ($)(e)	Aggregate balance at last FYE ($)(f)(3)
James A. Skinner	$ 693,875	$ 505,308	$ 1,139,980	0	$ 14,832,744
Matthew H. Paull	260,625	187,592	378,095	0	3,463,708
Ralph Alvarez	110,000	242,000	725,685	0	4,265,065
Timothy J. Fenton	0	0	171,894	0	1,111,268

(1) The descriptions of the plans below provide details on the terms of the deferral amounts provided in the table.

(2) All of the amounts reported in columns (b) and (c) are also reported as compensation for 2007 in the Summary Compensation Table on page 25 of this Proxy Statement.

(3) The following amounts reported in column (f) were previously reported as compensation to the named executive officers in the Summary Compensation Table for 2006 and are also reported as compensation for 2006 in the Summary Compensation Table on page 25 of this Proxy Statement. These amounts consist of executive contributions for 2006 (also reported as 2006 base salary and in column (b) of the 2006 Nonqualified Deferred Compensation table) and Company contributions for 2006 (also reported as "all other compensation" for 2006 and in column (c) of the 2006 Nonqualified Deferred Compensation table).

James A. Skinner	$ 788,067
Matthew H. Paull	337,133
Ralph Alvarez	1,262,084
Timothy J. Fenton	174,799

● McDonald's Excess Benefit and Deferred Bonus Plan

The McDonald's Excess Benefit and Deferred Bonus Plan was established as of January 1, 2005 as a successor plan to the McDonald's Corporation Supplemental Profit Sharing and Savings Plan, which is described below. The Plan is a non-tax- qualified, unfunded plan that allows certain management and highly compensated employees of the Company, including all of the named executive officers except Mr. Hennequin, to (i) make tax-deferred contributions from their base salary and incentive awards under the TIP and CPUP; and (ii) receive Company matching contributions, in each case in excess of the annual Internal Revenue Service limits that apply to deferrals and Company contributions under our 401(k) plan. Certain participants were also permitted to make an election on or before March 15, 2005 to defer receipt of the value of all or none (but not a portion) of certain awards of time-vested RSUs granted before July 15, 2004.

Participants may elect to receive distributions of amounts deferred under the Plan either in a lump sum or in regular monthly, quarterly or annual installments over a period of up to 15 years following their "separation from service" with the Company (within the meaning of Section 409A of the Internal Revenue Code). Participants must elect their distribution schedules at the time the amounts are deferred and such elections are irrevocable. Distributions for participants in the Plan may be delayed for six months following the participant's separation from service in order to comply with Section 409A of the Internal Revenue Code.

Amounts deferred under the Plan are credited to accounts established in the participants' names and nominally invested in investment funds selected by the participants from the three available options. Participants' accounts are credited with a rate of return based on the nominal investment option or options selected. All of the available investment options are also options offered under the Company's 401(k) plan. The nominal investment options currently available under the Plan provide participants with the same returns as an investment in (i) the Company's common stock fund; (ii) a stable value fund; and/or (iii) an index fund based on the S&P 500 Index.

● McDonald's Corporation Supplemental Profit Sharing and Savings Plan

Prior to January 1, 2005, under the McDonald's Corporation Supplemental Profit Sharing and Savings Plan, participants could defer amounts of compensation in excess of the Internal Revenue Code limits applicable to our Profit Sharing Plan. This Supplemental Plan allowed participants to defer a portion of their base salary up to certain percentages of base salary specified under the plan, and all or a portion of their TIP awards and long-term incentive awards. The nominal investment options under the Supplemental Plan are identical to those described above for the McDonald's Excess Benefit Plan. The Supplemental Plan distribution rules are as follows. Participants may elect to have distributions paid in a lump sum on, or in installments commencing, April 1 following the year in which they terminate employment. If no election is made by December 31 of the year in which a participant terminates employment, payments will be in the form of a lump sum. All distributions must be completed no later than the 25th anniversary of the first payment date. In-service withdrawals are permitted as long as the participant's withdrawal election is made in the calendar year prior to and at least six months in advance of the payment date. Participants may request a hardship withdrawal or accelerate the distribution of installment payments to meet a sudden and unexpected financial need, subject to approval of the officer committee and a forfeiture penalty of 10% of the amount so accelerated. At the end of 2004, the Company froze the Supplemental Plan due to changes under Section 409A of the Internal Revenue Code, so that no new contributions or changes will be made to the plan.

POTENTIAL PAYMENTS ON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

Our named executive officers would become entitled to certain payments and benefits, described below, in connection with a change in control of McDonald's and/or if their employment with the Company were to terminate in certain circumstances, including following a change in control of McDonald's.

- ## Potential payments upon or in connection with a change in control

Equity incentive plans: awards granted on or after May 20, 2004
Under the Amended 2001 Plan, in the event of a "change in control" of McDonald's, all outstanding unvested stock options and RSUs granted on or after May 20, 2004 (other than awards subject to performance-based vesting conditions) automatically vest and, in the case of stock options, become exercisable if (i) McDonald's common stock ceases to be publicly traded as a result of the change in control transaction; and (ii) the awards are not replaced by equivalent awards based on publicly traded stock of a successor entity. Service-vested RSUs would also vest and be paid out upon the change in control if it is a "change in ownership or effective control" as defined under Section 409A of the Internal Revenue Code; otherwise, the RSUs would be paid out on the originally scheduled payment date or, if earlier, on the executive's death, disability (within the meaning of Section 409A) or termination of employment.

All outstanding RSUs subject to performance-based vesting conditions would immediately vest upon a "change in control" (as defined under the 2001 Omnibus Stock Ownership Plan and the Amended 2001 Plan). If the change in control were a "change in ownership or effective control" as defined under Section 409A of the Internal Revenue Code, the target number of shares would be paid out immediately. Otherwise, the target number of shares will be paid out on the originally scheduled payment date (or, if earlier, on the executive's death, disability (within the meaning of Section 409A) or termination of employment).

If equity awards under the Amended 2001 Plan are replaced by equivalent awards, those replacement awards will vest and become exercisable (in the case of stock options) or be paid out (in the case of service-based RSUs) if the grantee's employment with the Company is terminated for any reason other than "cause" within two years following the change in control. In addition, if the grantee's employment is terminated other than for "cause" within two years following the change in control, all outstanding options (whether or not they are replacement awards) will remain outstanding for not less than two years following the date of termination or until the end of the original term of the award, if sooner.

A change in control is generally defined under the Amended 2001 Plan as either (i) the acquisition of 20% or more of our common stock or voting securities by a single purchaser or a group of purchasers acting together; (ii) the incumbent members of the Board (and certain new directors approved in a specified manner by those members) cease to constitute at least a majority of the Board as a result of an actual or threatened election contest; (iii) a significant merger or other business combination involving the Company; or (iv) a complete liquidation or dissolution of the Company.

Equity incentive plans: awards granted before May 20, 2004
In accordance with the 2001 Omnibus Stock Ownership Plan prior to its amendment and restatement in 2004, which we refer to as the "2001 Plan," stock options granted before May 20, 2004 would immediately vest and become exercisable on a change in control. The definition of a "change in control" under the 2001 Plan is the same as the definition under the Amended 2001 Plan.

All unexercised stock options granted under the McDonald's Corporation 1975 Stock Ownership Option Plan, or "1975 Plan," or under the McDonald's Corporation 1992 Stock Ownership Incentive Plan, or "1992 Plan," would immediately vest and become exercisable on a change in control. A change in control is generally defined under the 1975 Plan and the 1992 Plan as either (i) the acquisition of 20% or more of our voting securities; (ii) the incumbent members of the Board (and certain new directors approved in a specified manner by those members) cease to constitute at least a majority of the Board within a two-year period; or (iii) approval by our stockholders of a significant merger, sale or similar transaction. In addition, all unexercised options granted under the 1992 Plan would vest and become immediately exercisable on approval by our stockholders of a plan of liquidation.

Summary of potential change in control payouts under equity incentive plans
If a change in control had occurred on December 31, 2007 (and, for awards granted on or after May 20, 2004, if the awards had not been replaced), assuming that the transaction met the definition of a change in control under each of the applicable Company plans and also met the definition of a "change in ownership or effective control" under Section 409A, the outstanding stock options and RSUs held by the named executive officers would have been affected as follows: (i) stock options would have vested and become exercisable; (ii) service-vested RSUs would have vested and would have been paid out immediately; and (iii) RSUs subject to performance-based vesting conditions would have vested and been paid out immediately based on the number of shares that would have been paid out if target performance levels had been achieved. The equity awards held by the named executive officers as of December 31, 2007 are set forth in the Outstanding Equity Awards at 2007 Fiscal Year-End table on pages 28 and 29 of this Proxy Statement.

The table on the next page summarizes the value of the change in control payouts that the named executive officers could have received in respect of their outstanding equity awards, based on (i) in the case of stock options, the "spread" between the exercise price and the closing price of the Company's common stock on December 31, 2007 and (ii) in the case of RSUs, the aggregate number of shares underlying the awards (or the target number of shares for RSUs subject to performance-based vesting conditions) multiplied by the closing price of the Company's common stock on the NYSE on

December 31, 2007. The table sets forth the total hypothetical value that the named executive officers could have realized as a result of the exercise or payout of accelerated equity awards, based on the assumptions described above. The amounts set forth in the table would have vested over time, subject only to continued employment (and with respect to the RSUs, subject to performance-based vesting conditions). As a result, the values shown in the table below are greater than the incremental benefit attributable solely to acceleration of the awards.

Named executive officer	Stock Options (closing price on 12/31/07 minus exercise price)($)	RSUs (number of shares/ target number of shares multiplied by closing price on 12/31/07)($)	Total ($)
James A. Skinner	$ 7,156,545	$ 5,274,684	$ 12,431,229
Matthew H. Paull	2,170,435	2,051,541	4,221,976
Ralph Alvarez	4,082,166	13,163,440	17,245,606
Denis Hennequin	1,406,530	2,600,994	4,007,524
Timothy J. Fenton	1,555,909	2,193,396	3,749,305

CPUP

Under the 2007-2009 CPUP, all of the named executive officers would be entitled to accelerated vesting and, in certain circumstances, payment of CPUP awards on a change in control. For this purpose the definition of a "change in control" is the same as it is under the Amended 2001 Plan. If a change in control were to occur before January 1, 2010, each named executive officer would be entitled to receive a pro rata portion (based on the number of days in the performance period preceding the change in control) of the award he would have received had the CPUP performance goals been achieved over the full performance period at the same level achieved during the period prior to the change in control. If the change in control were a "change in ownership or effective control" as defined under Section 409A of the Internal Revenue Code, we intend to pay this amount immediately. Otherwise, the pro rated award would be paid out on the originally scheduled payment date (or, if earlier, on the executive's death, disability or termination of employment).

The table below sets forth the payments that the named executive officers would have been entitled to receive under the 2007-2009 CPUP if a change in control (that was also a "change in ownership or effective control" under Section 409A) had occurred on December 31, 2007:

James A. Skinner	$1,200,000
Matthew H. Paull	400,000
Ralph Alvarez	666,667
Denis Hennequin	400,000
Timothy J. Fenton	400,000

Note: The information provided represents the pro rata target CPUP awards. The terms of the 2007-2009 CPUP provide the participants pro rata payouts that would be based on actual Company performance during the period prior to the change in control.

Change in control employment agreements

The Company has entered into change in control employment agreements with some of its employees, including all of the named executive officers except Mr. Hennequin. These agreements provide that, on a change of control of the Company, the executives would be entitled to the benefits described below. An executive who also participates in the ERRP would be entitled to receive the greater of the aggregate benefits under the ERRP or the aggregate benefits under the change in control agreement, but not both. The change in control employment agreements perpetually retain a two-year term until terminated by the Company with a minimum of two years notice.

Subject to exceptions set out in the agreements, the defini-tion of "change of control" under the agreements is generally the same as that of a "change in control" under the 2001 Plan and the Amended 2001 Plan.

The agreements provide that, during the three-year period following a change of control or "protected period," (i) the executive's position and authority may not be reduced; (ii) the executive's place of work may not be relocated by more than 30 miles; (iii) the executive's base salary may not be reduced; (iv) the executive's annual bonus opportunity may not be reduced and the annual bonus paid will not be less than the target annual bonus; and (v) the executive will continue to participate in employee benefit plans on terms not less favorable than before the change of control. In addition, within 30 days after a change of control, the Company will pay to each executive a prorated portion of the executive's target annual bonus for the partial year in which the change of control occurs.

If the Company fails to comply with the above provisions following a change of control, the executive may terminate his or her employment for "good reason" at any time during the protected period.

If the executive terminates his or her employment for good reason or is terminated by the Company without "cause" at any time during the protected period, then, in addition to the executive's entitlement to receive accrued but unpaid salary, bonus, deferred compensation and other benefit amounts due on termination, the executive will be entitled to: (i) a lump-sum cash payment equal to three times the sum of the executive's base salary, annual bonus (computed at the target level) and contribution received under the Company's deferred compensation plan; (ii) a pro rata portion of the annual bonus (computed at the target level) for the year of termination, reduced (but not below zero) by the amount of annual bonus paid to the executive for that year; (iii) continued medical, life insurance, fringe and other benefits for three years after the termination; and (iv) a lump-sum cash payment for any sabbatical leave that has been earned but not yet taken. In addition, for purposes of determining the executive's eligibility for any available post-retirement medical benefits, the executive will be treated as having three additional years of service and being three years older. The executive will be eligible for these benefits subject to execution of an agreement that includes a covenant not to compete, a covenant not to solicit employees, a nondisclosure covenant and a release of claims. In order to comply with Section 409A, we intend to delay payment of these benefits for six months.

Up to the limitations specified in the agreements, the Company will reimburse an executive on an after-tax (*i.e.,*grossed-up) basis for any "parachute" excise taxes incurred by that executive because of any payments or other amounts under the agreement or otherwise provided, which are considered to be contingent upon a change of control. If the aggregate after-tax amount of benefits to which an executive becomes entitled under his or her change in control employment agreement, including tax gross-ups, is not more than 110% of what the executive would receive if his or her benefits were reduced to a level that would not be subject to "parachute" excise taxes, the executive will not be entitled to receive a gross-up and the aggregate amount of benefits to which he or she is entitled will be reduced to the greatest amount that can be paid without triggering "parachute" excise taxes.

In the case of the death or disability of an executive during the protected period, the executive or his estate will be entitled to receive accrued but unpaid salary, bonus, deferred compensation and other benefit amounts due at the time of such death or disability at levels provided to his peer employees and at least as favorable as those in place immediately prior to the change of control.

If (i) the Company terminates an executive for cause following a change of control; (ii) an executive voluntarily terminates employment without good reason following a change of control; or (iii) an executive who is otherwise eligible to receive severance benefits fails to execute the noncompetition and release agreement, then that executive will receive only a lump-sum payment of accrued but unpaid salary, bonus, deferred compensation and other benefit amounts due at the time of the termination.

The following table sets forth the value of the benefits that would have been payable to the named executive officers other than Mr. Hennequin under the change in control agreements, assuming that on December 31, 2007 they had been terminated without cause or resigned with good reason in the protected period following a change in control of McDonald's. Pro rata bonus payments in respect of 2007 are not included in the table because if the named executive officers had terminated employment on December 31, 2007 they would have earned these awards in full pursuant to the terms of the TIP. Accordingly, the amount of pro rata awards they would have been entitled to under the change in control employment agreements would be zero.

	Severance payment (3 x base, bonus and Company contribution to deferred compensation plan)($)	Benefit continuation ($)	Sabbatical ($)	Tax gross-up payments ($)	Total ($)
James A. Skinner	$ 9,704,758	$ 107,644	$ 196,154	$ 8,154,385	$ 18,162,941
Matthew H. Paull	4,369,412	111,683	111,538	3,562,689	8,155,322
Ralph Alvarez	6,290,098	103,292	143,077	10,073,385	16,609,852
Timothy J. Fenton	2,863,327	106,471	80,000	1,782,137	4,831,935

● **Potential payments upon termination of employment (other than following a change in control)**

McDonald's Corporation Severance Plan
Under the McDonald's Corporation Severance Plan, Messrs. Alvarez and Fenton would receive severance benefits if they were terminated as a result of a "covered termination," which includes termination of employment by the Company without "cause"; termination due to a reduction in work force; and elimination of the participant's position, but excluding terminations for performance reasons. The benefits payable under the Severance Plan consist of a lump sum payment in respect of (i) severance pay, based on the pay rate as in effect immediately prior to termination and (ii) continued medical and dental benefits at the same cost as the participant paid for such benefits prior to termination. The amount of the benefits are based on the participant's length of service with the Company and level of seniority. In addition, each eligible named executive officer, if terminated in a covered termination, would receive a prorated TIP payment equal to a pro rata portion of his bonus based on actual performance of the Company during the applicable performance period, paid at the same time TIP payments are made to other TIP participants for the year in which termination occurs; a pro-rated payment under the CPUP based on the actual performance of the Company during the applicable performance period, paid at the same time CPUP payments are made to other CPUP participants; a lump-sum cash payment for any sabbatical leave that he has earned but not yet taken; and outplacement assistance. Payments would be delayed for six months following termination of employment to the extent required under Section 409A of the Internal Revenue Code.

Messrs. Skinner and Paull are not eligible to participate in the Severance Plan because they participate in the ERRP. Mr. Hennequin is not eligible to participate in the Severance Plan because he is not a U.S. employee. The Severance Plan would not apply to any termination of a named executive officer's employment following a change in control of McDonald's because employees who are covered by a change in control employment agreement with the Company are not eligible to receive benefits under the Severance Plan for such a termination.

The value of the benefits that would be payable to Messrs. Alvarez and Fenton if their employment had terminated in a covered termination under the plan on December 31, 2007 would be as set forth in the table below. Pro rata bonus payments in respect of 2007 are not included in the table because if the named executive officers had terminated employment on December 31, 2007 they would have earned their full annual bonus payments under the TIP and, accordingly, the amount of pro rata bonus they would have been entitled to under the severance plan would be zero.

	Salary continuation	Benefit continuation	Other (sabbatical and outplacement)	Total
Ralph Alvarez	$ 486,362	$ 40,178	$ 168,077	$ 694,617
Timothy J. Fenton	520,000	33,184	105,000	658,184

Benefits under the Executive Retention Replacement Plan

Mr. Skinner participates in the ERRP, which, as described at page 23 of this Proxy Statement, was adopted to replace benefits provided under the Company's Executive Retention Plan with economically equivalent benefits in a manner consistent with the requirements of Section 409A of the Internal Revenue Code.

Under the ERRP, Mr. Skinner would be entitled to certain benefits if the Company terminated his employment for any reason other than death, disability or "cause" or if Mr. Skinner resigned for "good reason." In addition, because he is over 62, Mr. Skinner has the right to elect to retire at any time and receive benefits under the ERRP.

If Mr. Skinner were to be terminated without cause, under the ERRP he would be entitled to receive a cash lump sum equal to the present value of (i) base salary for 18 months; (ii) 50% of final base salary for five years; (iii) pro-rated TIP for the year of termination, (iv) target TIP for 18 months; (v) the equivalent of Company matching contributions under deferred compensation plans for 6.5 years, based on full final salary for 18 months and 50% of final salary for five years and (vi) the estimated value of continued participation in Company health and welfare plans for 6.5 years. In addition, all stock options held by Mr. Skinner that would have vested within five years following termination would vest and become exercisable, and all vested stock options would remain outstanding until five years following termination or until the expiration of the option's original term, if sooner. RSUs would vest on a pro rata basis based on the number of months employed during the vesting period and would be paid out in accordance with actual performance results achieved during the vesting period. Mr. Skinner would not be entitled to a CPUP payment.

If Mr. Skinner were to elect to retire, he would receive the benefits described in (i) through (vi) above plus secretarial services for two years following his retirement and $135,000 in lieu of fringe benefits and provision of an office. A pro rata portion (based on the portion of the severance period prior to his retirement) of any outstanding CPUP award would vest and would be paid at the end of the performance period, based on the Company's achievement of the applicable performance goals. All of Mr. Skinner's outstanding RSUs would vest and would be paid out on the originally scheduled payment dates, based on the Company's achievement of the applicable performance goals in the case of RSUs subject to performance-based vesting conditions. All of Mr. Skinner's outstanding stock options would become exercisable in accordance with their original terms and remain outstanding for $9\frac{1}{2}$ years following his retirement (or until the expiration of the option's original term, if sooner).

Any payments to Mr. Skinner under the ERRP would be delayed for six months following the termination of his employment as required under Section 409A of the Internal Revenue Code. Mr. Skinner's receipt of benefits under the ERRP is subject to the execution of an agreement that includes a covenant not to compete, a covenant not to solicit employees, a nondisparagement covenant, a nondisclosure covenant and a release of claims.

Mr. Paull was also a participant in the ERRP through his retirement on February 28, 2008. In connection with his retirement, he executed an agreement and is entitled to the retirement benefits under the ERRP, which will be paid six months following his retirement date, as required under Section 409A. Mr. Paull's ERRP benefits are calculated as described above for Mr. Skinner, except that the payments described in (ii) and (v) above are based on 35%, not 50%, of Mr. Paull's salary and Mr. Paull is entitled to $50,000 in lieu of fringe benefits but no payment in respect of provision of an office and no continued secretarial services.

The cash and fringe benefits that would have been payable to Messrs. Skinner and Paull under the ERRP if their employment had terminated on December 31, 2007 in circumstances covered under the ERRP is as follows:

		Lump-sum ERRP payment ($)	Other (1)	Total ($)
Termination without cause	James A. Skinner	7,242,816	N/A	7,242,816
	Matthew H. Paull	2,822,043	N/A	2,822,043
Retirement	James A. Skinner	7,242,816(2)	$135,000	7,377,816
	Matthew H. Paull	2,822,043(2)	$ 50,000	2,872,043

(1) Payments in lieu of fringe benefits and (for Mr. Skinner only) provision of an office, plus (for Mr. Skinner only) continued provision of secretarial services, as described above.

(2)   This amount does not include a pro rata CPUP award. The executive would be entitled to receive a pro rata CPUP award based upon actual Company performance against the specific metrics. The award would be paid following completion of the performance period.

The table below shows the effect on outstanding equity awards held by Messrs. Skinner and Paull if their employment had terminated on December 31, 2007 in circumstances covered under the ERRP based on: (i) in the case of stock options, the "spread" between the exercise price and the closing price of the Company's common stock on December 31, 2007 and (ii) in the case of RSUs, the aggregate number of shares underlying the awards (or the target number of shares for RSUs subject to performance-based vesting conditions) multiplied by the closing price of the Company's common stock on December 31, 2007.

	Amount of outstanding equity upon termination without cause ($)	Effect of retirement	Effect of termination without cause
James A. Skinner	$ 9,533,737	No acceleration of vesting; outstanding stock options would be exercisable in accordance with the original vesting schedule and remain outstanding for 9 1/2 years or until expiration of the original term if sooner and RSUs would vest in accord ance with the original vesting schedule.	All stock options that would have vested within five years following termination would vest and become exercisable, and all vested stock options would remain outstanding until five years following termination or until the expiration of the option's original term, if sooner. RSUs would vest on a pro rata basis based on the number of months employed during the vesting period and would be paid out in accordance with actual performance results achieved during the vesting period.
Matthew H. Paull	$ 3,286,151	No acceleration of vesting; outstanding stock options would be exercisable in accordance with the original vesting schedule and remain outstanding for 9 1/2 years or until expiration of the original term if sooner and RSUs would vest in accord ance with the original vesting schedule.	All stock options that would have vested within three years following termination would vest and become exercisable, and all vested stock options would remain outstanding until three years following termination or until the expiration of the option's original term, if sooner. RSUs would vest on a pro rata basis based on the number of months employed during the vesting period and would be paid out in accordance with actual performance results achieved during the vesting period.

If Mr. Skinner's employment were to terminate due to death or disability, under the ERRP he or his estate would be entitled to receive: (i) accrued but unpaid base salary and annual incentive awards; and (ii) payment or provision of death or disability benefits, as applicable, equal to the benefits provided by the Company to the estates and beneficiaries of other employees of the Company serving at a comparable level. If Mr. Skinner's employment were to be terminated for "cause," he would be entitled to receive only accrued but unpaid base salary and annual incentive awards and no other benefits. The same provisions applied to Mr. Paull when he participated in the ERRP.

Severance benefits for Mr. Hennequin
Mr. Hennequin is not eligible to participate in the Severance Plan or the ERRP, but is eligible for limited severance benefits under the collective bargaining agreement that applies to our managerial category employees in France. Under the collective bargaining agreement, if Mr. Hennequin had been terminated other than for gross or willful misconduct on December 31, 2007 he would have been entitled to a severance payment, based on his years of service with the Company, approximately equal to his 2007 annual compensation (*i.e.,* his 2007 base salary and TIP award) for 7.69 months, or approximately $1,096,081. Mr. Hennequin would be entitled to the same ben-efits if his employment were to terminate due to his disability. If Mr. Hennequin were terminated due to gross or willful misconduct or resigned voluntarily, he would not be eligible to receive any severance benefits.

Effect of termination of employment under equity incentive plans
Outstanding RSUs and stock options held by the named executive officers are generally forfeited in connection with termination of employment, with stock options that are vested at the time of termination remaining outstanding and exercisable for 90 days except if employment is terminated for cause. In connection with certain terminations, however, RSUs and stock options are subject to accelerated vesting and/or will remain outstanding for a period following termination, as speci-fied in the applicable plans. The provisions under these plans regarding termination of employment are summarized below.

> *Stock options*
Certain stock options may remain outstanding, and vesting of certain stock options may be accelerated in the following events: retirement, death, disability or "special circumstances" (which may include termination by the Company without cause, termination due to job elimination or disaffiliation of a subsidiary of McDonald's, or if the named executive officer leaves to become an owner-operator of a McDonald's restaurant).

The table below summarizes the value of the payouts that the named executive officers could have received in respect of their outstanding stock options on termination of employment under circumstances that would result in acceleration of the awards under the applicable Company plans (*i.e.,* retirement, "special circumstances," death or disability), if the termination had occurred on December 31, 2007. The values in the table are based on the "spread" between the exercise price and the closing price of the Company's common stock on the NYSE on December 31, 2007. The table sets forth the total hypothetical value that the named executive officers could have realized as a result of acceleration of their awards in connection with a termination of employment in accordance with the terms of the applicable plans. The values shown in the table below are greater than the incremental benefit attributable solely to acceleration of the awards.

Stock options

Named executive officer	Type of termination	Stock options (closing price on 12/31/07 minus exercise price)($)
James A. Skinner	Retirement	N/A(1)
	Special circumstances	$ 6,751,689
	Death/disability	7,156,545
Matthew H. Paull	Retirement\	2,054,759
	Special circumstances	2,054,759
	Death/disability	2,170,435
Ralph Alvarez	Retirement	0(2)
	Special circumstances	2,964,783
	Death/disability	4,082,166
Denis Hennequin	Retirement	1,167,440
	Special circumstances	1,286,985
	Death/disability	1,406,530
Timothy J. Fenton	Retirement	1,457,585
	Special circumstances	1,457,585
	Death/disability	1,555,909

(1)   Please refer to the table on page 35 for a description of Mr. Skinner's treatment upon retirement under the ERRP.

(2)   Mr. Alvarez does not qualify for retirement under the terms of the applicable plans.

> *RSUs*

Certain RSUs may remain outstanding, and vesting of certain RSUs may be accelerated in the following events: retirement, death, disability or "special circumstances" (which may include termination by the Company without cause, termination due to job elimination or disaffiliation of a subsidiary of McDonald's, or if the named executive officer leaves to become an owner-operator of a McDonald's restaurant).

The table below summarizes the value of the payouts that Messrs. Alvarez, Hennequin and Fenton could have received in respect of their outstanding service-based RSUs if their employment had terminated in any of the covered circumstances on December 31, 2007. The values in the table are based on the aggregate number of shares underlying the awards multiplied by the closing price per share of the Company's common stock on December 31, 2007. The table sets forth the total hypothetical value that these named executive officers could have realized as a result of acceleration of their RSUs in connection with a termination of employment in accordance with the terms of the applicable plans. The values shown in the table below are greater than the incremental benefit attributable solely to acceleration of the awards. As of December 31, 2007, Messrs. Skinner and Paull only have RSUs that have performance-based vesting conditions. As noted above, payments in respect of RSUs subject to performance-based vesting conditions would not be accelerated in connection with a termination of employment.

RSUs

Named executive officer	RSUs (number of shares underlying award multiplied by closing price on 12/31/07)($)
Ralph Alvarez	$ 1,178,200
Denis Hennequin	801,294
Timothy J. Fenton	496,965

Deferred compensation

Following their separation from service with the Company for any reason, the named executive officers would receive distributions from their accounts under the Supplemental Profit Sharing and Savings Plan and the Excess Benefit and Deferred Bonus Plan in accordance with their elected distribution schedules, as described on page 30 of this Proxy Statement.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and Directors, and persons who own more than 10% of our common stock (Reporting Persons) to file reports with the SEC regarding their ownership of and transactions in our common stock and our other securities related to our common stock. Reporting Persons are also required by SEC rules to furnish us with copies of the reports they file with the SEC. Based solely on our review of the copies of the reports provided to us and inquiries that we have made, we believe that during our fiscal year ended December 31, 2007, all Reporting Persons timely filed all of the reports they were required to file, except that, due to an administrative error on our part, each of Richard Floersch and Donald Thompson was late in filing one Form 4 to report his acquisition of common stock equivalents resulting from the deferral of his 2006 bonus pursuant to our Excess Benefit and Deferred Bonus Plan. Mr. Fenton was late in filing one report to disclose three gift transactions. In addition, Mary Dillon filed one late report in 2008 due to a transposition of numbers in a Form 4 filing causing the underreporting of a sale.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Policies and procedures for related person transactions

The McDonald's System has more than 31,000 restaurants worldwide, many of which are independently owned and operated. Within this extensive System, it is not unusual for our business to touch many companies in many industries, including suppliers of food and other products and services. The Board of Directors is responsible for the oversight and approval (or ratification) of any transaction, relationship or arrangement in which the Company is a participant and that involves Board members, our executive officers, beneficial owners of more than 5% of our common stock, their immediate family members, domestic partners and companies in which they have a material interest. We refer to these as related person transactions and to the persons or entities involved as related persons.

The Board has adopted a policy that sets out procedures for the reporting, review and ratification of related person transactions. The policy operates in conjunction with other aspects of the Company's compliance program, such as its Standards of Business Conduct and Code of Conduct for Directors, which require Directors and employees to report any circumstances that may create or appear to create a conflict between the interests of the related person and those of the Company, regardless of the amount involved. Our Directors and executive officers must also periodically confirm information about related person transactions, and management reviews its books and records and makes other inquiries as appropriate to confirm the existence, scope and terms of related person transactions.

Under the Board's policy, the Audit Committee evaluates related person transactions for purposes of recommending to the disinterested members of the Board that the transactions are fair, reasonable and within Company policies and practices and should be approved or ratified.

The Board has considered certain types of potential related person transactions and pre-approved them as not presenting material conflicts of interest. Those transactions include (a) compensation paid to Directors and executive officers that has been approved by the Board or the Compensation Committee, as applicable; (b) Company contributions to Ronald McDonald House Charities, Inc. and certain other contributions made in limited amounts to other charitable or not-for-profit organizations; and (c) transactions in which the related person's interest arises solely from ownership of the Company's common stock and all holders of the common stock receive the same benefit on a pro rata basis. The Audit Committee considers the appropriateness of any related person transaction not within these pre-approved classes in light of all relevant factors and the controls implemented to protect the interests of McDonald's and its shareholders, including:

> the benefits of the transaction to the Company or the McDonald's System;

> the terms of the transaction and whether they are arm's length and in the ordinary course of McDonald's business;

> the direct or indirect nature of the related person's interest in the transaction;

> the size and expected duration of the transaction; and

> other facts and circumstances that bear on the materiality of the related person transaction under applicable law and listing standards.

Related person transactions involving Directors are also subject to Board approval or ratification when so required under Delaware law.

Related person transactions

In 2007, the Company and its subsidiaries purchased approximately $1.1 million worth of paper and other printed products (principally meat, bread and biscuit liners, trayliners, french fry bags, hash brown bags and bag stuffers) from Schwarz Supply Source (formerly known as Schwarz Paper Company). Director McKenna is Chairman of Schwarz, as well as a 39.8% shareholder. Members of Director McKenna's family are also shareholders of Schwarz. Schwarz's business with the Company and its subsidiaries represents less than 1% of Schwarz's total revenues. The Company believes that these purchases were made on terms at least as favorable as would have been available from other parties and intends to continue its dealings with Schwarz in 2008 on similar terms.

Through June 2007, the Company and its subsidiaries purchased approximately $6.6 million worth of coffee and soft drink cups, salad packaging and parfait cups from Prairie Packaging, Inc. Director Stone was a director of Prairie Packaging as well as a 6.39% shareholder until June 2007 when it was sold to Pactiv Corporation. Mr. Stone's children also ceased to be shareholders of Prairie Packaging upon its sale to Pactiv Corporation. The Company believes that these purchases, which represent less than 2.8% of the revenues of Prairie Packaging through June 2007, were made on terms at least as favorable as would have been available from other parties.

In 2007, Inter-Con Security Systems, Inc., provided physical security services for the Company's home office campus. Director Hernandez is the Chairman and Chief Executive Officer, as well as a 26.99% shareholder of Inter-Con. Payments by the Company to Inter-Con for 2007 for such services totaled $1.0 million. The Company believes that these services, which represent less than 1% of the revenues of Inter-Con, were made on terms at least as favorable as would have been available from other parties, and intends to continue its dealings with Inter-Con in 2008 on similar terms.

During 2007, Mr. Stephen Stratton, a former employee of the Company and the brother of Mr. Jeffrey Stratton, Corporate Executive Vice President and Chief Restaurant Officer, owned and operated two McDonald's restaurants in the U.S. Throughout 2007, Mr. Stephen Stratton paid rent and service fees under the terms of standard franchise agreements with McDonald's USA, LLC, a subsidiary of the Company, for both of the restaurants. These payments totaled $825,210 in 2007, were made pursuant to the terms of his standard franchise agreements, and were net of refunds that are associated with participation in various initiatives and promotions, which are generally available to all owner-operators of U.S. McDonald's restaurants.

Mr. Jeffrey Stratton's son-in-law, Jeff Ringel, is employed as a Senior Director of Business Process Improvements of the Perseco business unit of HAVI Global Solutions. HAVI Global Solutions and its business units (HGS) have been significant suppliers of products and services to the McDonald's System since 1975, and HGS has advised the Company that virtually all of its business is attributable to the McDonald's System. Mr. Ringel is employed by HGS—Perseco on an at-will basis, and his compensation is determined at the discretion of HGS. In 2007, the Company and its subsidiaries made aggregate payments to HGS of approximately $483.0 million.

AUDIT COMMITTEE MATTERS

AUDIT COMMITTEE REPORT

Dear Fellow Shareholders:

The Audit Committee is composed of six Directors, each of whom meets the independence and other requirements of the New York Stock Exchange. As stated previously, Enrique Hernandez, Jr., Cary D. McMillan, and Roger W. Stone qualify as the "audit committee financial experts." The Committee has the responsibilities set out in its charter, which has been adopted by the Board of Directors and is reviewed annually.

Management is primarily responsible for the Company's financial statements, including the Company's internal control over financial reporting. Ernst & Young LLP (Ernst & Young), the Company's independent auditors, is responsible for performing an audit of the Company's annual consolidated financial statements in accordance with generally accepted accounting principles (GAAP) and for issuing a report on those statements. Ernst & Young also reviews the Company's interim financial statements in accordance with Statement on Auditing Standards No.100 (interim financial information). The Committee oversees the Company's financial reporting process and internal control structure on behalf of the Board of Directors. The Committee met nine times during 2007, including meeting regularly with Ernst & Young and the internal auditors, both privately and with management present.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management and Ernst & Young the audited and interim financial statements, including Management's Discussion and Analysis, included in the Company's Reports on Form 10-K and Form 10-Q. These reviews included a discussion of:

> critical accounting policies of the Company;

> the reasonableness of significant financial reporting judgments made in connection with the financial statements, including the quality (and not just the acceptability) of the Company's accounting principles;

> the clarity and completeness of financial disclosures;

> the effectiveness of the Company's internal control over financial reporting, including management's and Ernst & Young's reports thereon, the basis for the conclusions expressed in those reports and any changes made to the Company's internal control over financial reporting during 2007;

> items that could be accounted for using alternative treatments within GAAP, the ramifications thereof and the treatment preferred by Ernst & Young;

> the annual management letter issued by Ernst & Young, management's response thereto and other material written communications between management and Ernst & Young;

> unadjusted audit differences noted by Ernst & Young during its audit of the Company's annual financial statements; and

> the potential effects of regulatory and accounting initiatives on the Company's financial statements.

In connection with its review of the Company's annual consolidated financial statements, the Committee also discussed with Ernst & Young other matters required to be discussed with the auditors under Statement on Auditing Standards No. 61, as modified or supplemented (communication with audit committees) and those addressed by Ernst & Young's written disclosures and its letter provided under Independence Standards Board Standard No.1, as modified or supplemented (independence discussions with audit committees).

The Committee is responsible for the engagement of the independent auditors and appointed Ernst & Young to serve in that capacity during 2007 and 2008. In that connection, the Committee:

> reviewed Ernst & Young's independence from the Company and management, including Ernst & Young's written disclosures described above;

> reviewed periodically the level of fees approved for payment to Ernst & Young and the pre-approved non-audit services it has provided to the Company to ensure their compatibility with Ernst & Young's independence; and

> reviewed Ernst & Young's performance, qualifications and quality control procedures.

Among other matters, the Committee also:

> reviewed the scope of and overall plans for the annual audit and the internal audit program;

> consulted with management and Ernst & Young with respect to the Company's processes for risk assessment and risk management;

> reviewed the adequacy of certain of the Company's financial policies;

> reviewed and approved the Company's policy with regard to the hiring of former employees of the independent auditors;

> reviewed and approved the Company's policy for the pre-approval of audit and permitted non-audit services by the independent auditors;

> received reports pursuant to our policy for the submission and confidential treatment of communications from employees and others about accounting, internal controls and auditing matters;

> reviewed with management the scope and effectiveness of the Company's disclosure controls and procedures, including for purposes of evaluating the accuracy and fair presentation of the Company's financial statements in connection with certifications made by the CEO and CFO;

> reviewed significant legal developments and the Company's processes for monitoring compliance with law and Company policies; and

> reviewed the Company's related person transactions.

Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC.

Respectfully submitted,
The Audit Committee

Enrique Hernandez, Jr., *Chairperson*
Hall Adams, Jr.
Walter E. Massey
Cary D. McMillan
Sheila A. Penrose
Roger W. Stone

Policy for pre-approval of audit and permitted non-audit services

The Audit Committee has implemented a policy for the pre-approval of all audit and permitted non-audit services proposed to be provided to the Company by its independent auditors. Under the policy, the Audit Committee may pre-approve engagements on a case-by-case basis or on a class basis if the relevant services are predictable and recurring.

Pre-approvals for classes of services are granted at the start of each fiscal year. In considering pre-approvals on a class basis, the Audit Committee reviews a description of the scope of services falling within each class and imposes specific budgetary guidelines that are largely based on historical costs. Pre-approvals granted on a class basis are effective for the applicable fiscal year.

Any audit or permitted non-audit service that is not included in an approved class, or for which total fees are expected to exceed the relevant budgetary guideline, must be pre-approved on an individual basis. Pre-approval of any individual engagement may be granted not more than one year before commencement of the relevant service. Pre-approvals of services that may be provided over a period of years must be reconsidered each year in light of all the facts and circumstances, including compliance with the pre-approval policy and the compatibility of the services with the auditors' independence.

The Corporate Controller monitors services provided by the independent auditors and overall compliance with the pre-approval policy. The Corporate Controller reports periodically to the Audit Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any noncompliance with the pre- approval policy to the Chairperson of the Audit Committee.

The complete policy is available on the Company's website at www.governance.mcdonalds.com.

Auditor fees and services

The following table presents fees billed for professional services rendered for the audit of the Company's annual financial statements for 2007 and 2006 and fees billed for other services provided by our independent auditors in each of the last two years:

In millions	2007	2006
Audit fees (1)	$ 9.8	$10.8
Audit-related fees (2)	.3	.3
Tax fees (3)	1.6	1.6
All other fees	—	—
	$11.7	$12.7

(1)   Fees for services associated with the annual audit (including internal control reporting under Section 404 of the Sarbanes-Oxley Act), statutory audits required internationally, reviews of the Company's Quarterly Reports on Form 10-Q, and accounting consultations.

(2)   Fees for employee benefit plan audits and certain attestation services not required by statute or regulation.

(3)   Primarily fees for tax compliance in various international markets including expatriate tax services.

SOLICITATION OF PROXIES AND VOTING

Notice and Access

The SEC has adopted a "Notice and Access" rule that allows companies to deliver a notice of Internet availability of proxy materials (Notice) to shareholders in lieu of a paper copy of the Proxy Statement and the Company's 2007 Annual Report. We believe that this new rule will allow us to expedite the delivery of our proxy materials, while reducing printing and postage costs and saving natural resources. The Notice provides instructions as to how shareholders can access the proxy materials online, describes matters to be considered at the meeting and gives instructions as to how shares can be voted. Shareholders receiving the Notice can request a paper copy of the proxy materials by following the instructions set forth in the Notice.

Important Notice Regarding the Availability of Proxy Materials

The Proxy Statement and our 2007 Annual Report to Shareholders are available at: www.investor.mcdonalds.com

Record date and voting at the Annual Shareholders' Meeting

Shareholders owning McDonald's common stock at the close of business on March 24, 2008 (the record date), may vote at the 2008 Annual Shareholders' Meeting. On that date, 1,133,327,350 shares of common stock were outstanding. Each share is entitled to one vote on each matter to be voted upon at the Annual Shareholders' Meeting.

Most shareholders have a choice of voting over the Internet, by telephone or by using a traditional proxy card. Refer to the Notice or your proxy or voting instruction card to see which options are available to you and how to use them.

The Internet and telephone voting procedures are designed to authenticate shareholders' identities and to confirm that their instructions have been properly recorded.

All valid proxies properly executed and received by the Company prior to the Annual Shareholders' Meeting will be voted as you direct. If you do not specify how you want your shares voted, they will be voted FOR the election of all nominees for Director as set forth under "Election of Directors" and FOR the approval of the independent auditors. You may revoke your proxy and change your vote at any time before the Annual Shareholders' Meeting by submitting written notice to the Secretary, by submitting a later dated and properly executed proxy (by Internet, telephone or mail) or by voting in person at the Annual Shareholders' Meeting.

All votes cast at the Annual Shareholders' Meeting will be tabulated by Computershare Trust Company, N.A. (Computershare), which has been appointed the independent inspector of election. Computershare will determine whether or not a quorum is present.

With respect to the election of Directors, shareholders may (a) vote "FOR" each of the nominees; (b) vote "AGAINST" each of the nominees; or (c) abstain from voting on the election of one or more of the nominees. To be elected, the nominee for Director must receive more votes "FOR" than "AGAINST" his election. Abstentions will be treated as shares present for purposes of determining a quorum, but will have no effect on the outcome of the election of each Director.

With respect to the approval of the independent auditors, shareholders may (a) vote in favor; (b) vote against; or (c) abstain from voting. Computershare will treat abstentions as shares present for purposes of determining a quorum. Since the affirmative vote of a majority of the shares represented at the meeting and entitled to vote is required for approval of the independent auditors, an abstention will have the effect of a vote against approval.

Under NYSE rules, the proposals to elect Directors and to approve the appointment of independent auditors are considered "discretionary" items. This means that brokerage firms may vote in their discretion on behalf of clients who have not furnished voting instructions at least 15 days before the date of the Annual Shareholders' Meeting.

Proxy solicitation

The Company will either provide the Notice, electronic delivery of the proxy materials or mail the 2008 Proxy Statement, the 2007 Annual Report and a proxy card to shareholders beginning on or about April 9, 2008 in connection with the solicitation of proxies by the Board of Directors to be used at the 2008 Annual Shareholders' Meeting. The cost of soliciting proxies will be paid by the Company. The Company has retained Georgeson Inc. to aid in the solicitation at a fee of $15,000 plus reasonable out-of-pocket expenses. Proxies also may be solicited by employees and Directors of the Company by mail, telephone, facsimile, e-mail or in person.

Confidential voting

It is the Company's policy to protect the confidentiality of shareholder votes. Throughout the voting process, your vote will not be disclosed to the Company, its Directors, officers or employees, except to meet legal requirements or to assert or defend claims for or against the Company or except in those limited circumstances where (1) a proxy solicitation is contested; or (2) you authorize disclosure. The inspector of election has been and will remain independent of the Company. Nothing in this policy prohibits you from disclosing the nature of your vote to the Company, its Directors, officers or employees, or impairs voluntary communication between you and the Company; nor does this policy prevent the Company from ascertaining which shareholders have voted or from making efforts to encourage shareholders to vote.

ADDITIONAL INFORMATION

Executive officers

The following list sets forth the names of our current executive officers, their ages and their positions.

Ralph Alvarez
Age: 52. President and Chief Operating Officer

Jose Armario
Age: 48. Group President–McDonald's Canada and Latin America

Peter J. Bensen
Age: 45. Corporate Executive Vice President and Chief Financial Officer

Mary N. Dillon
Age: 46. Corporate Executive Vice President–Global Chief Marketing Officer

Timothy J. Fenton
Age: 50. President, McDonald's Asia/Pacific, Middle East and Africa

Richard Floersch
Age: 50. Corporate Executive Vice President and Chief Human Resources Officer

Denis Hennequin
Age: 49. President, McDonald's Europe

Kevin M. Ozan
Age: 44. Corporate Senior Vice President–Controller

Gloria Santona
Age: 57. Corporate Executive Vice President, General Counsel and Secretary

James A. Skinner
Age: 63. Vice Chairman and Chief Executive Officer

Jeffrey P. Stratton
Age: 52. Corporate Executive Vice President–Chief Restaurant Officer

Donald Thompson
Age: 45. President, McDonald's USA

McDonald's Corporation Annual Report on Form 10-K, other reports and policies

Shareholders may access financial and other information on the investor section of the Company's website at www.investor. mcdonalds.com. Also available, free of charge, are copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. Copies of financial and other information are available free of charge by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Investor Relations Service Center, Department 300, One McDonald's Plaza, Oak Brook, IL 60523-1928. Also posted on McDonald's website are the Company's Corporate Governance Principles; the charters of McDonald's Audit Committee, Compensation Committee, Governance Committee, Corporate Responsibility Committee, Finance Committee and Executive Committee; the Standards on Director Independence; the Company's Standards of Business Conduct; the Code of Ethics for the Chief Executive Officer and Senior Financial Officers; the Code of Conduct for the Board of Directors; the Policy for Pre-Approval of Audit and Permitted Non-Audit Services and the Company's By-Laws. Copies of these documents are also available free of charge by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Investor Relations Service Center, Department 300, One McDonald's Plaza, Oak Brook, IL 60523-1928.

Householding of Annual Shareholders' Meeting materials

Shareholders who share the same last name and address will receive one package containing a separate Notice for each individual shareholder at that address. Shareholders who have elected to receive paper copies and who share the same last name and address will receive only one set of the Company's Annual Report and Proxy Statement, unless they have notified us that they wish to continue receiving multiple copies. This method of delivery, known as "householding," will help ensure that shareholder households do not receive multiple copies of the same document, helping to reduce our printing and postage costs, as well as saving natural resources.

If you are a MCDirect Shares participant, hold McDonald's stock certificates or have book-entry shares at Computershare, you can opt out of the householding practice by calling 1-800-621-7825 (toll-free) from the U.S. and Canada, or 1-312-360-5129 (collect) from other countries, or writing to Computershare Trust Company, N.A., Attn.: McDonald's Shareholder Services, 250 Royall Street, Canton, MA 02021. If you would like to opt out of this practice and your shares are held in street name, please contact your broker or bank.

If you would like a copy of the Annual Report and Proxy Statement, please go to www.investor.mcdonalds.com or call 1-630-623-2553. If you are receiving multiple copies of proxy materials at your household and would prefer to receive a single copy of these materials, please contact Computershare at the above numbers or address. If your shares are held in street name, contact your bank or broker.

INFORMATION ABOUT ATTENDING THE ANNUAL SHAREHOLDERS' MEETING

Date

Thursday, May 22, 2008

Time

9:00 a.m. Central Time

Place

Prairie Ballroom
The Lodge
McDonald's Office Campus
Oak Brook, Illinois 60523

Parking

Limited parking is available on Campus.

Webcast

To view a live webcast of the Annual Shareholders' Meeting, go to www.investor.mcdonalds.com on May 22 just prior to 9:00 a.m. Central Time, and click the appropriate link under "Webcasts." The Annual Shareholders' Meeting webcast will be available on demand for a limited time after the meeting.

If you plan to attend

As seating in the Prairie Ballroom is very limited, we encourage shareholders to participate in the meeting via the live webcast. However, if you do decide to attend, please bring your Notice, the tear-off portion of your proxy card or your brokerage statement reflecting your McDonald's holdings as proof of share ownership. Admission tickets will be given to shareholders on a first-come, first-served basis. Overflow rooms will be available for viewing the meeting. The registration desk will open at 7:30 a.m. Please be aware that all purses, briefcases, bags, etc. will be subject to inspection. Cameras and other recording devices will not be permitted at the meeting.

Directions

> *From downtown Chicago (and near west suburbs)*

I-290 west (Eisenhower Expressway) to I-88 west (Ronald Reagan Memorial Tollway) towards Aurora. Exit I-88 at Cermak Road/22nd Street (first exit immediately after York Road tollbooth). At Cermak Road/22nd Street (first stoplight), turn right. Go two stoplights to Jorie Boulevard, turn right. Go three stoplights to Kroc Drive, turn left. At stop sign, Ronald Lane, turn left. The Lodge is on left, parking is on right.

> *From I-294 (south suburbs)*

I-294 north to I-88 west (Ronald Reagan Memorial Tollway) towards Aurora. Exit I-88 at Cermak Road/22nd Street (first exit immediately after York Road tollbooth). At Cermak Road/22nd Street (first stoplight), turn right. Go two stoplights to Jorie Boulevard, turn right. Go three stoplights to Kroc Drive, turn left. At stop sign, Ronald Lane, turn left. The Lodge is on left, parking is on right.

> *From O'Hare Airport/I-294 (north suburbs)*

I-294 south to I-88 west (Ronald Reagan Memorial Tollway) towards Aurora. Exit I-88 at Cermak Road/22nd Street (first exit immediately after York Road tollbooth). At Cermak Road/22nd Street (first stoplight), turn right. Go two stoplights to Jorie Boulevard, turn right. Go three stoplights to Kroc Drive, turn left. At stop sign, Ronald Lane, turn left. The Lodge is on left, parking is on right.

> *From I-355 north or south or I-88 west (Ronald Reagan Memorial Tollway)(far west suburbs)*

From either direction, take I-88 east (Ronald Reagan Memorial Tollway) towards Chicago. Exit at Midwest Road and turn left (first stoplight). Take Midwest Road to 31st Street (stoplight), turn left. Take 31st Street to Jorie Boulevard (stoplight), turn left. Go to Kroc Drive (stoplight), turn right. At stop sign, Ronald Lane, turn left. The Lodge is on left, parking is on right.


Midwest Road
Route 83
Route 56
Butterfield Road
York Rd.
Eisenhower
Expressway
I-290
Route 38
Roosevelt Road
Tri-State
Tollway I-294
Spring Rd.
McDonald's
Plaza
22nd Street
Cermak Road
Ronald Reagan
Memorial
Tollway I-88
Jorie Blvd.
Ronald Lane
Hamburger
University
The Lodge
Campus
Office
Building
Kroc
Drive
31st Street
Oak Brook Road
North

Home Office

McDonald’s Corporation
McDonald’s Plaza
Oak Brook, IL 60523
630-623-3000
www.mcdonalds.com

The following trademarks used herein are property of McDonald’s Corporation and its affiliates: Golden Arches Logo, i’m lovin’ it, MCDirect Shares, McDonald’s, mcdonalds.com and Ronald McDonald House Charities.

All other trademarks are the property of their respective owners.

© 2008 McDonald’s McD08-4515



FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SCS-COC-00648
www.fsc.org
© 1996 Forest Stewardship Council



McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523
www.mcdonalds.com

000004

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

C123456789

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

3 Ways To Vote!

Vote by Mail
- Sign and return this proxy in the provided envelope

Vote by Internet
- Log on to the Internet and go to www.investorvote.com/mcd

Vote by Phone
- Call toll free 1-800-652-VOTE (8683) within the U.S., Canada & Puerto Rico on a touch tone telephone

Internet and phone voting is available 24 hours a day, 7 days a week. Proxies submitted via the Internet or phone must be received by 7:00 a.m. Central Time, on May 22, 2008.

You will need the numbers in the purple bar below if voting via Internet or phone.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

McDonald's Annual Shareholders' Meeting Proxy Card

123456 C0123456789 12345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals

This proxy is solicited on behalf of the Board of Directors of McDonald's Corporation. If this signed card contains no specific voting instructions, your shares will be voted with the Board's recommendations, except for Plan Participants (see reverse side).

+

The Board of Directors recommends a vote **FOR** all nominees for Director.

1. Election of Directors:

	For	Against	Abstain		For	Against	Abstain
01 - Ralph Alvarez	☐	☐	☐	04 - Cary D. McMillan	☐	☐	☐
02 - Susan E. Arnold	☐	☐	☐	05 - Sheila A. Penrose	☐	☐	☐
03 - Richard H. Lenny	☐	☐	☐	06 - James A. Skinner	☐	☐	☐

The Board of Directors recommends a vote **FOR** Proposal 2.

	For	Against	Abstain
2. Approval of the independent registered public accounting firm	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

C Authorized Signatures — This section MUST be completed for your vote to be counted. — Date and Sign Below

I (we) hereby revoke any proxy previously given, and appoint James A. Skinner, Gloria Santona and Peter J. Bensen, or any of them, as proxies with full power of substitution to vote in the manner provided above all shares the undersigned is entitled to vote at the McDonald's Corporation 2008 Annual Shareholders' Meeting, or any postponement or adjournment thereof, and further authorize each such proxy to vote at his or her discretion on any other matter that may properly come before the meeting or any adjournment or postponement thereof, including to vote for the election of such substitute nominee(s) for director as such proxies may select in the event that any nominee(s) named above become(s) unable to serve. (Plan participants are appointing Plan trustees – see reverse side.)

Please sign as your name(s) appear(s) above and return the card promptly. If signing for a corporation or partnership, or as agent, attorney or fiduciary, indicate the capacity in which you are signing. If you attend the meeting and decide to vote in person by ballot, such vote will supercede this proxy.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

C 1234567890 JNT
1UPX 0169101

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND



+

<STOCK#> 00UOFT

McDonald's Annual Shareholders' Meeting Information

Thursday, May 22, 2008
9:00 a.m. Central Time

Prairie Ballroom at The Lodge
McDonald's Office Campus
Oak Brook, Illinois

Admission: Please bring this tear-off portion of your proxy card or other proof of share ownership to the meeting to obtain an admission ticket. Seating in the Prairie Ballroom is limited; however, overflow rooms will be available for viewing the meeting. Admission tickets will be given to shareholders on a first-come, first-served basis. The registration desk will open at 7:30 a.m. Central Time. For the security of those attending the meeting, please be aware that all purses, briefcases, bags, etc. will be subject to inspection. Cameras and other recording devices will not be permitted at the meeting.

Voting at the Meeting: If you plan to attend and vote at the meeting, bring this tear-off portion of your proxy card or other proof of share ownership to the meeting.

Directions: Directions to the McDonald's Annual Shareholders' Meeting are available in the Proxy Statement or can be viewed online at www.investor.mcdonalds.com.

Webcast: View a live webcast of the McDonald's Annual Shareholders' Meeting on www.investor.mcdonalds.com by clicking on the link under "webcasts." An archived replay will be available via webcast and podcast for a limited time.

Important Notice Regarding the Availability of Proxy Materials for the McDonald's Annual Shareholders' Meeting to be Held on May 22, 2008.

The Proxy Statement and 2007 Annual Report are available at:
www.investorvote.com/mcd

Keep this portion for admittance to the McDonald's Annual Shareholders' Meeting

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

- -



Proxy — McDonald's Corporation

Voting Instructions for McDonald's Corporation Profit Sharing and Savings Plan Participants

When casting your vote, you are directing the trustees of the McDonald's Corporation Profit Sharing and Savings Plan (the "Plan") in which you participate to vote the McDonald's shares credited to your account(s) under the Plan. When you vote these shares, you should consider your own long-term best interests as a Plan participant. In addition, you are directing the trustees to vote shares held in the Plan that have not been voted by other participants and/or vote Plan shares that have not yet been credited to participants' accounts. When you direct the vote of these shares, you have a special responsibility to consider the long-term best interest of other Plan participants.

Your vote on the reverse side will apply to:
- Shares credited to your account(s) under the Plan;
- Shares not voted and shares that have not yet been credited to Plan participants' accounts, if applicable; and
- Shares you may hold at Computershare (MCDirect shares, certificate and book-entry).

If you wish to vote all your shares, including shares in the Plan, in the same manner as shares you may hold at Computershare, simply mark your voting instructions on the reverse side.

If you do NOT want to vote all shares in the same way, please contact Computershare at 1-800-621-7825 for specific instructions. Your directions to vote shares held in the Plan will be kept confidential by Computershare, the independent inspector of election.







Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

| X |

McDonald's Annual Shareholders' Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals

This proxy is solicited on behalf of the Board of Directors of McDonald's Corporation. If this signed card contains no specific voting instructions, your shares will be voted with the Board's recommendations.



The Board of Directors recommends a vote **FOR** all nominees for Director.

1. Election of Directors:

	For	Against	Abstain		For	Against	Abstain
01 - Ralph Alvarez	☐	☐	☐	04 - Cary D. McMillan	☐	☐	☐
02 - Susan E. Arnold	☐	☐	☐	05 - Sheila A. Penrose	☐	☐	☐
03 - Richard H. Lenny	☐	☐	☐	06 - James A. Skinner	☐	☐	☐

The Board of Directors recommends a vote **FOR** Proposal 2.

	For	Against	Abstain
2. Approval of the independent registered public accounting firm	☐	☐	☐



B Authorized Signatures — This section MUST be completed for your vote to be counted. — Date and Sign Below

I (we) hereby revoke any proxy previously given, and appoint James A. Skinner, Gloria Santona and Peter J. Bensen, or any of them, as proxies with full power of substitution to vote in the manner provided above all shares the undersigned is entitled to vote at the McDonald's Corporation 2008 Annual Shareholders' Meeting, or any postponement or adjournment thereof, and further authorize each such proxy to vote at his or her discretion on any other matter that may properly come before the meeting or any adjournment or postponement thereof, including to vote for the election of such substitute nominee(s) for director as such proxies may select in the event that any nominee(s) named above become(s) unable to serve.

Please sign as your name(s) appear(s) above and return the card promptly. If signing for a corporation or partnership, or as agent, attorney or fiduciary, indicate the capacity in which you are signing. If you attend the meeting and decide to vote in person by ballot, such vote will supercede this proxy.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

■

1UPX   0 1 6 9 1 0 2



McDonald's Annual Shareholders' Meeting Information

Thursday, May 22, 2008
9:00 a.m. Central Time

Prairie Ballroom at The Lodge
McDonald's Office Campus
Oak Brook, Illinois

Admission: Please bring your bank or broker statement evidencing your beneficial ownership of McDonald's stock to obtain an admission ticket. Seating in the Prairie Ballroom is limited; however, overflow rooms will be available for viewing the meeting. Admission tickets will be given to shareholders on a first-come, first-served basis. The registration desk will open at 7:30 a.m. Central Time. For the security of those attending the meeting, please be aware that all purses, briefcases, bags, etc. will be subject to inspection. Cameras and other recording devices will not be permitted at the meeting.

Voting at the Meeting: If you plan to attend and vote at the meeting, please contact your bank or broker to obtain a "legal proxy." The legal proxy must be presented at the meeting.

Directions: Directions to the McDonald's Annual Shareholders' Meeting are available in the Proxy Statement or can be viewed online at www.investor.mcdonalds.com.

Webcast: View a live webcast of the McDonald's Annual Shareholders' Meeting on www.investor.mcdonalds.com by clicking on the link under "webcasts." An archived replay will be available via webcast and podcast for a limited time.

Important Notice Regarding the Availability of Proxy Materials for the
McDonald's Annual Shareholders' Meeting to be Held on May 22, 2008.

The Proxy Statement and 2007 Annual Report are available at:
www.investor.mcdonalds.com

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

 PROXY AND VOTING INSTRUCTION CARD

This proxy is solicited on behalf of the Board of Directors of McDonald's Corporation.